U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                          AMENDMENT NO. 3 TO FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                             INTERNET INFINITY, INC.
                 (Name of Small Business Issuer in its charter)





            Delaware                     0-27633                95-4679342
 -------------------------------      --------------      ----------------------
 (State or other jurisdiction of                            (I.R.S.  Employer
  incorporation or organization)      (SEC File No.)      Identification Number)








                3303 Harbor Boulevard, K-5, Costa Mesa, CA 92626
                    (Address of principal executive offices)
                -------------------------------------------------

                                  310-318-2244
                           ---------------------------
                           (Issuer's Telephone Number)




Securities to be registered under Section 12(b) of the Act:



     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered

           None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                         ------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Preliminary Statement ..................................................      1

Description of Business.................................................      1
        Business Development ...........................................      1
        Business of Internet Infinity .................................       3
               Products ................................................      3
               Supplies and Sub-Contractors ............................      4
               Distribution Methods ....................................      7
               Competition .............................................      7
               Advertising and Promotion ...............................      8
               Dependence on Major Customers ...........................      8
               Patents, Trademarks and Licenses ........................      8
               Government Approval and Regulations .....................      8
               Year 2000 Computer Problems .............................      8
               Research and Development ................................      9
               Cost of Compliance with Environmental Laws ..............      9
               Seasonality .............................................      9
               Employees ...............................................      9
               New Products and Services ...............................      9

Management's Discussion and Analysis of Financial
        Condition and Results of Operations ............................      9
        Results of Operations ..........................................      9
               Sales ...................................................     10
               Gross Margin ............................................     11
               Selling, General and Administrative Expenses ............     11
               Royalties Expense .......................................     12
               Net Profit (Loss) .......................................     13
               Balance Sheet Items .....................................     13
               Liquidity and Outlook ...................................     14
               Costs of Filing Periodic Reports ........................     15

Properties .............................................................     15

Security Ownership of Certain Beneficial Owners and
        Management .....................................................     16
               Changes in Control ......................................     16

Directors, Executive Officers and Control Persons ......................     17

Executive Compensation .................................................     18

Certain Relationships and Related Transactions .........................     20

Changes in and Disagreements with Accountants on
     Accounting and Financial Disclosure ...............................     24

Description of Securities ..............................................     24
        Common Stock ...................................................     24
               Voting Rights ...........................................     24
               Dividend Rights .........................................     24

               Liquidation Rights ......................................     25
               Preemptive Rights .......................................     25
               Registrar and Transfer Agents ...........................     25
               Dissenters' Rights ......................................     25

Market for Common Stock and Related Stockholder Matters ................     25
        Holders ........................................................     26
        Dividends ......................................................     26

Legal Proceedings ......................................................     26

Recent Sales of Unregistered Securities ................................     26

Indemnification of Directors and Officers ..............................     27

Financial Statements ...................................................     29

                              PRELIMINARY STATEMENT

        Internet Infinity, Inc. (the "Company") is filing this registration statement on a voluntary basis under Section 12g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all Bulletin Board companies must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects Internet Infinity to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

        We will electronically file with the Commission the following periodic reports:

        o     Annual reports on Form 10-KSB;

        o     Quarterly reports on Form 10-QSB;

        o Periodic reports on Form 8-K of matters of material interest to shareholders;

        o Annual proxy statements to be sent to our shareholders in the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

        The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.


                             DESCRIPTION OF BUSINESS

Business Development

        Internet Infinity, Inc. (the "Company") was incorporated on October 27, 1995 in the State of Delaware. We raised $375,000 in a Regulation D, Rule 504 non-registered public offering of our common stock during the period August 1996 through July 1997. We conduct our business from our sales headquarters office in Costa Mesa, California. We first had revenues from operations in 1996.

        Our initial focus was on selling Internet software. However, by late 1996 we began experiencing significant product returns from our software sales. Sam's Club returned $237,000 of a $257,000 single order of a new Internet Access program. Sam's Club's reason for the return was a lack of retail sales for this type of product caused by competitors' low- or free-of-cost browsers and other Internet utility programs. By early 1997 our software sales were slipping toward zero and Internet Infinity had to find an alternative revenue opportunity to survive.

        We first turned our attention and efforts to selling electronic media duplication and packaging services offered by an unaffiliated company, Video Magnetics, LLC. Internet Infinity had experience with videotape duplication and CD-ROMs from prior sales of our special interest video programs and Internet software programs. In addition, the growing digital media market offered compatible alternative electronic media opportunities to Internet Infinity. One of Internet Infinity's early software packages for the retail market included a combination of CD and access to the Internet. The 70-year-old owner of Video Magnetics had primarily sold, to small local companies, videotape duplication services, CD-ROM duplication services, new low quality and used blank videotapes, videotape packaging supplies and used videotape duplication equipment. In December 1996, the owner of Video Magnetics said he wanted to get rid of the business and retire as soon as possible. He advised Internet Infinity that he believed a new owner would not want to continue the distribution arrangement Video Magnetics had with Internet Infinity. Therefore, the only way to guarantee Internet Infinity's right to distribute the products and retain the existing customer base that came from Video Magnetics was to acquire Video
Magnetics. Accordingly, George Morris, our chief executive officer and a director with his wife, Dawn Morris, the controlling shareholders of our company, through another company, L&M Media, Inc., in which they have had a 98 percent ownership for over ten years, bought Video Magnetics' business in early 1997. If the Morrises had not acquired Video Magnetics, the sales to existing Video Magnetics customers that had been turned over by Video Magnetics to Internet Infinity and the availability of Video Magnetics' low-cost, in-house manufacturing facilities would probably have been lost to any other new owner of Video Magnetics.

        L&M Media, Inc., the acquirer of Video Magnetics' business, had produced and created special interest video programs, such as how-to sports, home, auto and business training.

        On December 1, 1998, Apple Media Corporation, a wholly owned subsidiary of L&M Media, Inc., assumed all responsibility for business operations of the former Video Magnetics, Inc. Apple Media focuses on the manufacturing and duplication of video, CD and related products. Apple Media Corporation, as a wholly owned subsidiary of L&M Media, Inc. is indirectly 98 percent owned by George and Dawn Morris since George and Dawn Morris own 98 percent of L&M Media, Inc.

        Apple Media Corporation is the major supplier of products to Internet Infinity and its subsidiaries. It provides blank video, video packaging supplies and duplication of video and CD Media on credit terms as needed by Internet Infinity and its subsidiaries.

        At the time we acquired Video Magnetics we also added to the Internet Infinity business the distribution of better quality blank videotapes, recordable compact discs ("CDRs") and pre-recorded video programs on numerous subjects. L&M Media, Inc. and its wholly owned subsidiary, Apple Media Corporation, source new suppliers of electronic media materials and components at the annual industry "Replitech Exposition" and through the industry trade publication "Tape & Disk Business." In addition, we continuously check supplier prices and request price competition between suppliers. The business rationale is to increase Internet Infinity sales with more products and services. The licensed, pre-recorded video programs are owned by L&M Media, Inc., an affiliated company 98 percent owned by George and Dawn Morris. Internet Infinity contacts video store chains and school distributors by telephone to offer these licensed programs. Program subjects include "how-to" for various sports, cooking, home and auto repair, lawn and garden, crafts, business success and computer software training.

        In July 1997 we started to accumulate the distribution rights to twenty-five Health and Medical video programs owned by L&M Media, Inc., which is 98 percent owned by George and Dawn Morris, the controlling shareholders and officers and directors of Internet Infinity. Acquiring distribution rights from L&M Media for the first five programs in July 1997 was a starting point for Internet Infinity to work with the business possibilities of developing an on-line Internet health and medical library. In order to control the rights to all the programs currently available from L&M Media and to stop L&M Media from granting the distribution rights to another company, Internet Infinity agreed to acquire the distribution rights from L&M Media for the remaining twenty completed health and medical programs in February 1998. Then, in early 1999 we purchased, from L&M Media and from Hollywood Riviera Studio, the distribution rights to five video modules on Personal and Sales Skill Development. Hollywood Riviera Studios is the "dba" of Apple Realty, Inc., which is 100 percent owned by George and Dawn Morris, the controlling shareholders and principal officers and directors of Internet Infinity. We propose to commence the marketing of the Health and Medical video programs and the Personal and Sales Skill Development video modules in the first half of calendar year 2000. The five modules of the Personal and Sales Skill Development are: The need/benefit approach to making friends and selling more, Identifying the problem, Developing the need, Dealing with doubts and objections, and Closing for the order.

        Finally, we are building an "Internet Infinity Business to Business" web site that we will launch in early calendar year 2000 to sell our Personal and Sales Skill Development product. The new Internet Infinity Business to Business site will focus on persons with an interest in the direct selling profession. It will include a "direct selling" store with business success books, audio tape programs, videotape programs and blank videotape and CD, videotape duplication services. In addition, a related Internet Infinity site will be created to provide information gathered from news media and research for the visitor interested in direct selling. The funding to create these sites will come from the operating profit of Internet Infinity and from loans of approximately $50,000 from George Morris, the president of Internet Infinity.

Business of Internet Infinity

        Internet Infinity

        o distributes electronic media duplication services and electronic blank media;

        o     distributes prerecorded special interest video programs; and

        o distributes Internet web site design services and CD authoring services.

        Products
        --------

        We have four principal products and services:

        o     electronic media duplication and packaging services of two types -

              o     compact disks, and

              o     videotape;

        o     blank media of two types -

              o     videotape, and

              o     CDR - Recordable Compact Disc;

        o     pre-recorded special interest video programs of six types -

              o     computer training,

              o     health and medical,

              o     sports and exercise training,

              o     children's crafts,

              o     home and auto repair, and

              o     personal knowledge and skill development; and

        o     Internet site design and marketing support in two areas -

              o     non-affiliated clients of Internet Infinity, and

              o     subsidiaries of   Internet Infinity.

        Suppliers and Sub-Contractors
        -----------------------------

        Our duplication services and blank media product orders are manufactured and fulfilled by an affiliated company, Apple Media Corporation, at a cost of 80 percent of the total invoice amount billed by us to a customer including shipping. Apple Media Corporation is a wholly owned subsidiary of L&M Media, Inc., which is 98 percent owned by George and Dawn Morris, the controlling shareholders, officers and directors of Internet Infinity. Apple Media is solely responsible for equipment leases, raw materials and components, manufacturing, sub-contractors, packaging and shipping labor, management and physical plant overhead. We, through our Electronic Media Central Corporation wholly owned subsidiary, are responsible for sales force compensation, direct sales and accounting clerical support and executive management out of our 20 percent of the invoice discount amount. In addition, Apple Media Corporation also provides, at a cost of $900 a month or $10,800 for the twelve-month fiscal year ended March 31, 1999, office facilities, telephone, and utilities to our sales and management staff.

        Our prerecorded video programs are manufactured, duplicated and shipped by Apple Media at a cost of 20 percent of the total invoice amount billed by us to a customer for all costs including shipping. There is a significantly lower percentage cost of goods and higher percentage gross profit margin for the pre-recorded programs versus blank media or duplications services. This difference allows our Morris & Associates wholly owned subsidiary to retain the remaining 80 percent of the sales revenue. Morris & Associates is responsible for sales force compensation, direct sales and accounting clerical support, executive management and product packaging out of its 80 percent. Morris & Associates also pays a licensing royalty fee of between 10 percent to 20 percent of the gross sales dollars to L&M Media, Inc. which owns the programs. However, the 80 percent gross margin after cost of goods less royalties of 10 percent to 20 percent generates a net profit of 60 percent to 70 percent on sales of the programs licensed from L&M Media.

        Internet Infinity has a non-exclusive distribution license Agreement from L&M Media for approximately 200 special interest video programs that automatically renews each year on August 1 until terminated by either party without cause with thirty days written notice. Termination by either L&M Media or Internet Infinity would result in a loss of revenue to Internet Infinity. Sales for the six-month period ended September 30, 1999 were $30,418, down 42 percent from $52,473 for the six-month period ended September 30, 1998. Internet Infinity is planning to re-introduce the 200 special interest video programs as a low cost "budget" ($2.95-$3.95 retail) line in an attempt to increase sales. Internet Infinity also holds exclusive distribution licenses from L&M Media for 25 programs on Health and Medical and from L&M Media and Hollywood Riviera Studios for five modules of Personal and Sales Skill Development programs. Any royalties owed by Internet Infinity to L&M Media from sales of the 200 special interest programs may be applied to the balance due on the stock subscription agreements between Internet Infinity, L&M Media and Hollywood Riviera Studios that are associated with both the Health and Medical and the Personal Sales Skills Development program rights obtained from L&M Media and Hollywood Riviera Studios. The Personal Sales Skills Development programs were originally developed by L&M Media but were refined and improved by Hollywood Riviera Studios. L&M Media and Hollywood Riviera Studios share in all royalties earned by the five Personal Sales Skills Development programs. L&M Media, Inc. is 98 percent owned by George and Dawn Morris, the controlling shareholders of Internet Infinity and its principal officers and directors. Hollywood Riviera Studios is 100 percent owned by George and Dawn Morris. Therefore, with the pooling of earned royalties owed to L&M Media, Internet Infinity is not required to use cash for royalty payments to L&M Media until all the stock subscription agreements are completely paid by L&M Media and Hollywood Riviera Studios.

        Our Internet design and marketing services delivered to nonaffiliated customers have declined since first introduced in 1996 due to low cost and free services offered by competitive Internet service providers. The increased competition for the creation of smaller Web sites that led to lower prices for these services and the reduction of the Internet Infinity staff in this area due to a cash shortage caused Internet Infinity to reduce its offerings of Internet design services in 1997, 1998 and 1999. It became more expedient for Internet Infinity to focus on video and CD products and services sales to generate cash and financially survive in 1997. Although revenues from Internet design services have declined to zero in early 1999, the opportunity to provide these services to the visitors of our new, under-construction, Internet Infinity business site will be pursued. We are now focusing our Internet site design and marketing services for our own Internet product sales activities. Our current mission is to help market the products and services of our subsidiaries and selected clients with multimedia promotion and financial and transactional services to facilitate successful trade on the Internet. Therefore, Internet Infinity plans to utilize its experience and resources to launch successful Internet sites that sell its products and services. Multimedia promotion with CDs and video can communicate a story to prospects for products and services just as America Online has used CDs to communicate its information about its products and services. The Morris & Associates, Inc. and Electronic Media Central Corp. subsidiaries of Internet Infinity have experience in creating, duplicating and distributing electronic media for clients that can be applied to its own sales and prospecting efforts. In addition, Internet Infinity is currently seeking an agency relationship to enable it to offer Internet merchant card services and Internet shopping cart services to clients and subsidiaries. If creating this agency is successful, Internet Infinity will offer these services in the fiscal year ending 2001.

        Internet Infinity is currently working with past employees who are now acting as lower cost independent contractors to Internet Infinity for Internet site design and development. They are to finish a business to business site that will offer business productivity tools such as special books, training tapes and electronics. In addition, a site is now complete and ready for improvement and promotion for the sale of duplication services at (www.iiemc.com). The Internet Infinity plan calls for the utilization of CDs and videos like NetScape, America Online to promote these sites since we have experience and a low internal cost with this media in addition to telemarketing activities.

        Our blank video Internet site (www.blankvideo.com) is currently generating prospects and orders. The web site is being promoted to search engines through the submit-it service, and we get a small amount of inquiries from prospects for blank videotape. The inquiries are followed up on the telephone or e-mail by an Internet Infinity sales person. Internet Infinity is making a marketing resource commitment to promote this site with telemarketing and on-line promotion commencing in the first quarter of calendar 2000. Orders for blank videotapes over the last six months ended December 31, 1999 were small at $28,775, but management believes there is an opportunity to increase sales though the blankvideo Internet site. The management belief in the blank videotape opportunity must result in an undefined substantial sales increase over the next fiscal year or the resource commitment to pursue this product area will be reduced or eliminated.

        The "Internet Infinity Business to Business" site will launch in the second calendar quarter of 2000. The new Internet Infinity business to business site will also provide new opportunities to sell design and marketing services to non-affiliated customers. The Internet Infinity marketing plan calls for offering web design services to members as part of belonging to an Internet Infinity community of businesses with similar interests. The client as a member of the business community would purchase Internet page design services and promotion services such as banner advertisements from Internet Infinity to help sell their services to the community. Providing sales opportunities and market research information about the member market to a client as part of the design and promotion bundle of services from Internet Infinity creates more value to the client than a simple Internet site design and service. These extra client sales opportunities and services are how Internet Infinity will differentiate its Internet design and marketing services from the many competitors that offer only Internet site design services on a low price basis. There are too many competitors to name for Internet design services as listed in the telephone yellow pages, on the Internet, in all newspapers and in many business periodicals, and it is very difficult for Internet Infinity to complete with all the competition on a price only basis.

        The functional relationship of our wholly owned subsidiaries, Electronic Media Central Corporation and Morris & Associates, Inc., to Internet Infinity facilitates the focus of sales activities and future growth on different markets. Electronic Media Central targets the business customer/user and Morris & Associates targets the retailer or reseller to the consumer and education markets. Internet Infinity uses different personnel and tactics to market to these different markets. However, both subsidiaries share many of the same
Internet Infinity resources to prepare and fulfill orders and to avoid duplication of fixed costs such as office, administration and shipping.

        Distribution Methods
        --------------------

        We distribute our products through in-house employee sales persons working the telephone, fax, mail and the Internet. Shipments are made throughout the United States with a majority in California.

        Our sales representative employees are paid on a salary plus an incentive bonus based on the gross profit generated each month. The sales representatives are responsible for managing their account orders and customer service.

        Competition
        -----------

        The electronic blank media and duplication industry is highly competitive. Large competitors such as Technicolor Corporation dominate the large volume market from the movie studios and advertising premium business. Numerous small regional competitors such as our company serve the smaller regional business and nonprofit organization markets. We have over 200 customers that have purchased more than once and that constitute our core customer base.

        We compete with both price and customer services. Internet Infinity is located close to very competitive suppliers near the Pacific Coast ports of entry for video materials from China and Korea, and is constantly shopping for the best price from competing suppliers. This allows us to compete better on price to our customers. Internet Infinity management is constantly shopping the market for better supplier products, services and prices concerning shipping, packaging and materials that allow Internet Infinity to offer more value to its customers. In addition, Internet Infinity monitors offers from competitors on the Internet, through direct mail and through comparison-shopping to remain competitive. With Internet Infinity's competitive prices and its offering special delivery service with Apple Media Corporation's truck in Southern California, special design consultation and fast order fulfillment, customers are willing to leave their masters with us for convenient repeat orders. Internet Infinity management has the flexibility to handle many special duplication orders and situations at little or no extra charge to the customer. Special services can include conversion from one master format like one-inch videotape to a beta master before duplicating VHS copies. Internet Infinity can do the conversion with Apple Media Corporation, an affiliated company owned by George Morris, the president of Internet Infinity, versus sending the conversion to an outside supplier at a higher cost. Apple Media's cost to do such a transfer is an insignificant, few dollars, and this cost is absorbed in the total cost to do the job. Internet Infinity sales and management personnel are able to provide advice and assistance to a customer as it prepares its job for duplication with Internet Infinity. Special situations include handling special orders requiring faster turnaround time than normal delivery. Internet Infinity tries to maintain a high level of customer service to be competitive.

        The pre-recorded video business of selling special interest programs for
            ---------------------------
the public has few suppliers in the form of large distributors like Baker and Taylor and many small independent production companies. "Special interest" refers to how-to, information and other non-entertainment programs. Examples of Internet Infinity special interest programs are how-to subjects including various sports, cooking, home and auto repair, lawn and garden, crafts, business success and computer software training tapes. With video retail industry consolidation over the past five years, there are only a few major retail chains for the sale of special interest programs such as Blockbuster Video and Musicland/Sam Goody's. We have experienced gradually declining sales over the past three years of our fully priced line for consumers. We are considering new opportunities to sell these programs as a low priced budget line for impulse purchases in retail stores at $2.95 to $3.95 retail. We have existing trade relationships with Musicland and Baker & Taylor Distribution that have supported sales for our programs in the past. Internet Infinity currently sells prerecorded video programs on a non-contract limited return basis with Musicland and Baker and Taylor. All retail store customers can return up to 20 percent of their total purchases over the last twelve months for credit, not cash, against future purchases.

        Internet  site   development  is  an  area  that  has  become  extremely
        ----------------------------
competitive over the past two years. Many services originally offered by us are now free or are offered at very low cost from competitive Internet service providers. However, we will begin to promote these services to our existing customer base and to non-affiliated associates of our new "Internet Infinity Business to Business" web site as part of our community member value added services. The first of several planned addresses for the site is:
(sellinghub.com)

        Advertising and Promotion
        -------------------------

        Our advertising and promotion is primarily electronic-media focused. We engage in telephone and fax campaigns to prospect for new customers in the electronic duplication and blank media business. In addition, we are attempting to recruit straight-commission, independentcontractor sales representatives.

        Dependence on Major Customers
        -----------------------------

        We are not dependent on any single major customer.

        Patents, Trademarks and Licenses
        --------------------------------

        We plan to apply for an Internet Infinity trademark.

        Government Approval and Regulations
        -----------------------------------

        We need no governmental approval for the design and marketing of our electronic media. We are not aware of any proposed governmental regulations that would affect our operations.

        Year 2000 Computer Problems
        ---------------------------

        We have determined that we do not face material costs, problems or uncertainties about the Year 2000 computer problems. We have purchased new sales and accounting software and hardware that are Year 2000 compliant. We anticipate any problems with integrated circuits will be minimal in effect on the remaining office equipment.

        Research and Development
        ------------------------

        We are budgeting approximately $50,000 in Fiscal Year 2000 for the development of an "Internet Infinity Business to Business" site in addition to using our internal non-cash company resources for this development. Our chief executive officer, George Morris, as a loan will provide cash to Internet Infinity to retain independent software and back-office information technology subcontractors for this development.

        Cost of Compliance with Environmental Laws
        ------------------------------------------

        There are no environmental laws that impact any of our operations of marketing and distributing electronic duplication and blank media, pre-recorded video programs or Internet services.

        Seasonality
        -----------

        Our sales are almost evenly distributed at this time across the year. There are slight variations with the fall and winter exceeding the spring and summers seasons for a variety of factors including vacation, school and holiday cycles.

        Employees
        ---------

        We employ five full-time persons and no part-time persons.

        New Products & Services
        -----------------------

        We are in the process of designing a new "Internet Infinity Business to Business" eCommerce site for the sale of a range of business products to help small businesses succeed. Products will ultimately include books, software, tapes and electronics. We have signed an agreement with Ingram Book Company, a national book distributor that will provide us with up to 38,000 business book titles. A prior agreement with Ingram Micro, a national computer software distributor, has been abandoned at this time solely by Internet Infinity due to a lack of resources to implement it in a timely manner. We plan to start offering the new products in the first quarter of 2000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

        The following table presents, as a percentage of sales, certain selected financial data for the two fiscal years ended March 31, 1998 and March 31, 1999 and for the six-month periods ended September 30, 1998 and September 30, 1999:

                                Year Ended  3-31            6-months Ended  9-30
                             1998           1999            1998           1999
                             ---------------------         ---------------------

Sales                        100.0%         100.0%          100.0%        100.0%
Cost of sales                 77.9           74.1            67.8          75.8
                             -----         ------          ------        ------
Gross margin                  22.1           25.9            32.2          24.2
Selling, general and
    administrative
    expenses                  30.4           19.3            21.4          16.2
Other expenses:
    Amortization and
    interest                                                  0.8           1.8
                            ------         ------           -----         -----

Net income (loss) before
    income taxes              (8.3)          6.6             10.0           6.2


        Sales
        -----

        Sales increased from $828,023 in the fiscal year ended March 31, 1998 to $1,312,452 in the fiscal year ended March 31, 1999, an increase of 58.5 percent. The increase in sales was attributable primarily to an increase in sales of Electronic Media Central from $710,110 in 1998 to $1,222,453 in 1999, an increase of 72.1 percent, and a decrease in sales of Morris & Associates, Inc. from $117,913 in 1998 to $89,959 in 1999, a decrease of 23.7 percent. These
changes   were  due,  we  believe,   to  an   increased   effort  by  the  sales
representatives and the resulting increase in the number of customers for Electronic Media Central products. The industry growth for electronic media duplication has helped Internet Infinity sales. This trend should continue with the proliferation of CD drives in computers, DVD players and large installed base of videocassette recorders. In addition, the new management focus on blank videotape sales for Internet Infinity is expected to continue with the management commitment of additional resources. Internet Infinity is also expanding its telemarketing sales force to prospect for sales of duplication services, blank media and accessory product such as packaging materials. On the other hand, we have experienced gradually declining sales over the past three years of our fully priced, special interest, video line for consumers sold by Morris & Associates.

               Interim results. Sales increased 6.5 percent from $583,033 in the
               ---------------
six-month period ended September 30, 1998 to $620,783 in the six-month period ended September 30, 1999. Sales for the Internet Infinity wholly owned subsidiary Electronic Media Central Corp. increased 11.3 percent from $530,560 in the six-month period ended September 30, 1998 to $590,365 in the six-month period ended September 30, 1999 and sales decreased 40.1 percent for Morris & Associates, Inc. from $52,473 in the six-month period ended September 30, 1998 to $30,418 in the six months ended September 30, 1999. The increase in Electronic Media Central is due to our sales representatives' continued focus on duplication sales for the six months ended September 30, 1999, and the decrease in Morris & Associates sales is due to the increasing age of the special interest video programs offered at a full price of $9.95 - $19.95. The total increase in sales was attributable to an increased effort by the sales representatives and the resulting increase in the number of customers for Internet Infinity products.

        Gross Margin
        ------------

        Gross margin improved from $183,382, or 22.1 percent of sales, in fiscal year 1998 to $339,547, or 25.9 percent of sales, in fiscal year 1999, an improvement of 85.2 percent. This improvement is primarily attributed to increased company sales, smaller inventory and labor adjustments for Morris & Associates. The increase in gross margin was attributable primarily to an increase in gross margin of our Electronic Media Central subsidiary from $99,801 in 1998 to $274,988 in 1999, an increase of 175.5 percent, and a decrease in gross margin of Morris & Associates, Inc. from $83,581 in 1998 to $64,559 in 1999, a decrease of 22.8 percent. These changes were due, we believe, to an increased effort by the sales representatives and the resulting increase in the number of customers for Electronic Media Central products. This decrease in gross margin for the Morris & Associates subsidiary is attributable to a decrease in the sales of the higher-margin pre-recorded video and an increase in the sales of lower-margin duplication services. The increasing age of the original 200 special interest video programs licensed by Internet Infinity with gross profit margins as high as 70 percent is leading to a decrease in the sales of these programs at their intended full retail price range of $9.95 to $19.95. In addition, the increase in higher volume, lower 20 percent margin, duplication sales reflects the increasing marketing opportunity for this product for Internet Infinity. Therefore, the proportion of pre-recorded video program sales to total sales should continue to decrease versus duplication. Reducing the retail price of the pre-recorded video to a range of $2.95 to $3.95 will increase unit sales, but it cannot be determined at this time whether total revenue will increase enough to offset the trend in product sales.

               Interim results.  Gross margin  decreased from $187,610,  or 32.2
               ---------------
percent of sales, in the six-month period ended September 30, 1998 to $150,300, or 24.2 percent of sales, in the six-month period ended September 30, 1999. Gross margin for the Internet Infinity wholly owned subsidiary Electronic Media Central Corp. decreased 14.5 percent from $150,879 in the six-month period ended September 30, 1998 to $129,008 in the six-month period ended September 30, 1999. Gross margins decreased 42.0 percent for Morris & Associates, Inc. from $36,731 in the six-month period ended September 30, 1998 to $21,292 in the six months ended September 30, 1999. The decrease in Electronic Media Central gross margin is due to the increased cost of sales for some duplication sales for the six months ended September 30, 1999. The decrease in Morris & Associates gross margins is due to the decreasing sales of Morris & Associates products because of increasing age of the special interest video programs offered at a full price of $9.95 - $19.95.

        Selling, General and Administrative Expense
        -------------------------------------------

        Selling, general and administrative expenses decreased from $251,954, or
30.4 percent of sales in fiscal year 1998, to $253,866, or 19.3 percent of sales in fiscal year 1999, an improvement of 11.1 percent. This decrease in selling, general and administrative expenses as a percent of sales is attributable to higher sales volume for 1999 over 1998 and relatively little increase in selling general and administrative expenses. The sale of Morris & Associates products involves low sales volume but low overhead - essentially, sales are little more than simple order taking, and because sales are increasing for Electronic Media Central and decreasing for Morris & Associates, the operating expense improvements are almost totally associated with the Electronic Media Central operations. Therefore, we believe the reduction in the amount of these expenses is due to better operating efficiency in Electronic Media Central. The percentage decrease is a function of this reduced amount and increased sales for Electronic Media Central.

               Interim results.  Selling,  general and  administrative  expenses
               ---------------
decreased from $124,443, or 21.4 percent of sales, in the six-month period ended September 30, 1998 to $97,778, or 15.8 percent of sales, in the six-month period ended September 30, 1999. This decrease in selling, general and administrative expenses as a percent of sales is attributable almost exclusively to tighter cost controls of expenses for Electronic Media Central versus Morris & Associates expenses. The comparison of interim expenses for the first six-month periods of 1998 and 1999 is as follows:

       o     A 100 percent decrease in advertising expense from $397 to nothing;

       o     A 188 percent increase in bank charges from $645 to $1,861;

       o A 25.7 percent increase in payroll processing expense from $2,031 to $2,553;

       o     A 64.3 percent decrease in insurance expense from $5,608 to $2,000;

       o A 30.6 percent decrease in legal and accounting expense from $25,017 to $17,360;

       o     An 11.3 percent decrease in salary expense from $72,530 to $64,358;

       o     An 11.0 percent decrease in office expense from $839 to $747;

       o A 100 percent decrease in taxes and licenses expense from $6,772 to nothing;

       o     A 19.2 percent decrease in payroll expense from $6,772 to $5,471;

       o     A 100 percent decrease in telephone expense from $708 to nothing;

       o     A 100 percent decrease in trade show expense from $5,727 to nothing

        Royalties Expense
        -----------------

        Our distribution rights to both the health and medical programs and the personal development and sales training programs require the payment of royalties equal to fifteen percent of gross sales of these programs. The royalties are owed to L&M Media and Hollywood Riviera Studios, both of which are controlled by George and Dawn Morris, controlling shareholders and principal officers and directors of Internet Infinity. The three-year exclusive distribution rights granted to Internet Infinity for these programs allow the royalties to be applied to the extinguishment of the stock subscription agreement payments owed to Internet Infinity by L&M Media and Hollywood Riviera Studios before any cash payment is made to Internet Infinity. In addition, Internet Infinity has a similar but non-exclusive distribution license from L&M Media for approximately 200 special-interest video programs for which it owes royalties equal to ten percent of gross sales. Royalties owed to L&M from the sales of these L&M programs by Internet Infinity are also applied to the subscription agreement balance due from L&M Media.

        The benefits to Internet Infinity in dealing with L&M Media programs can be measured by the positive cash flow generated over the past two fiscal years. Sales of these products have a high 80 percent gross margin before dilution of royalties. For the year ended March 31, 1998, these royalties accounted for $10,749 of the $83,859 gross margin obtained from the sale of these products. For the year ended March 31, 1999, these royalties accounted for $7,368 of the $64,519 gross margin obtained from the sale of these products.

               Interim  results.  For the six-month  period ended  September 30,
               ----------------
1999, these royalties accounted for $3,042 of the $21,292 gross margin obtained from the sale of these products. For the six-month period ended September 30, 1998, these royalties accounted for $4,634 of the $32,517 gross margin obtained from the sale of these products. Management of Internet Infinity believes that it is the best interest of Internet Infinity to have the licensing relationships with L&M Media and Hollywood Riviera Studios. The cash flow generated by the sales of programs from affiliates for the last three years has been critical to the survival of Internet Infinity.

        Net Profit (Loss)
        -----------------

        We had a net loss from operations, after a provision for income taxes, in the fiscal year ended March 31, 1998 of $69,372, or $0.01 a share of our common stock. In the fiscal year ended March 31, 1999 we had a net profit from operations, after a provision for income taxes, of $121,495, or $0.01 a share of common stock. This profit of 9.3 percent of sales for fiscal year 1999 is due to the 58.5 percent increase in sales over fiscal year 1998 while operating expenses actually decreased by 3.6 percent from such expense in fiscal year 1998.

               Interim  results.  We had net  income  from  operations,  after a
               ----------------
provision for income taxes, of $58,837, or $0.006 a share of our common stock in the six-month period ended September 30, 1998 and net income from operations of $30,112, after a provision for income taxes, of $8,000, or $0.003 a share of our common stock in the six-month period ended September 30, 1999. The lower net income is attributed to a higher cost of goods for the six months ended September 30, 1999, a cost that was only partially offset by lower operating expenses for the six months ended September 30, 1999.

        Balance Sheet Items
        -------------------

        Net income from operations of $121,495 for the fiscal year ended March 31, 1999 reduced the retained earnings deficit from $567,381 to $445,886. However, a $506,883 charge to stockholders equity for the stock subscription balance due from L&M Media and Hollywood Riviera Studios reduced stockholders' equity to create a $33,100 deficit at the end of fiscal year 1999. Our cash position improved from $10,610 for the fiscal year ended March 31, 1998 to $64,458 for the fiscal year ended March 31, 1999. Accounts receivable from non affiliates increased from $78,461 at the end of fiscal year 1998 to $129,537 at the end of fiscal year 1999, while inventory decreased from $65,175 to $59,918 at the end of fiscal year 1999.

               Interim  balance  sheet  items.  Net income  from  operations  of
               ------------------------------
$30,112 for the six-month period ended September 30, 1999, reduced the retained earnings deficit from $445,886 to $415,774 on September 30, 1999. The impact of this on total stockholders' equity is a change from a deficit of $33,100 to positive equity of $54 on September 30, 1999. Our cash position decreased from $64,458 at March 31, 1999 by $37,083 to $27,375 at September 30, 1999. Accounts receivable from non-affiliates increased from $129,537 at the end of fiscal year 1999 to $146,541 for the six-month period ended September 30, 1999. The $20,079 increase in the combined balance of cash and accounts receivable from non-affiliates of $193,995 for the fiscal year ended March 31, 1999 over $173,916 for this combined balance for the six months ended September 30, 1998 is attributed to normal business variance and does not represent any pattern affecting cash flows.

        Liquidity and Outlook
        ---------------------

        We have been able to stay in operation only (1) from the services provided by Apple Media Corporation, a wholly owned subsidiary of L&M Media, Inc., a supplier of electronic media duplication services and blank electronic media, which is under the control of George and Dawn Morris, the controlling shareholders and principal officers of Internet Infinity and (2) from the cash flow generated for Internet Infinity from the sale of high gross margin, pre-recorded video licensed from L&M Media, Inc. and Hollywood Riviera Studios, a d/b/a of Apple Realty, Inc., which is 100 percent owned by George and Dawn Morris. With both the lack of sales and the returns of Internet Infinity software from retail customers in early 1997, Internet Infinity was in jeopardy of failing with large accounts payable balances and little cash or accounts receivable available to pay debts. George and Dawn Morris personally advanced funds to Internet Infinity. They also acquired Video Magnetics, an insolvent electronic media duplication company with their personal cash and proceeded to turn around the situation for the benefit of Internet Infinity, Inc. and its sales and survival. Since early 1997, sales from electronic blank media and duplication services have continued to grow and provide the funds to reduce Internet Infinity debt and to create a new Internet product and service line. Internet Infinity has been developing for over one year a small business site called "Internet Infinity Business to Business" and hopes to launch the site in early 2000. The site will be used for the sale of business productivity books, software, tapes, electronics and supplies. George Morris has loaned funds to Internet Infinity to aid in the development of the site and is providing a personal development and sales training program in exchange for company stock granted to Hollywood Riviera Studios, a company he controls. In addition, Internet Infinity will begin work on a consumer Internet site based on the distribution rights to the health and medical programs we acquired from the George and Dawn Morris-controlled company, L&M Media, Inc.

        Internet Infinity management believes that we will generate sufficient cash flow to support operations during the twelve months ended March 31, 2000. Sales continue to grow, and Internet Infinity continues to generate a net profit and positive cash flow from operations.

        In addition to cash provided from operations, stock subscription payments from L&M Media and Hollywood Riviera Studios - both controlled by George Morris - and additional loans from George Morris, the president of Internet Infinity, for the further development of the Internet Infinity eCommerce sites will provide additional cash to Internet Infinity. A credit line for $25,000 from the Wells Fargo Bank as well as a trade credit from L&M Media, Inc. will support the cash flow needs of Internet Infinity.

        The $92,386 notes payable are due to a group of investors that could be paid from additional lines of credit, operations' cash flow and additional officer loans. Internet Infinity carries an accounts receivable insurance policy with CNA Insurance to indemnify it against any large bad debts.

        The most serious factors affecting the liquidity of Internet Infinity in the fiscal year ending March 31, 1999 have been slow-pay accounts receivable and a high return from retailer customers that bought special interest video programs and computer software products. Internet Infinity has stopped doing business with these "slow paying" accounts. The payment record of our existing customers has been good with little or no bad debt losses for over two years. Accordingly, management believes the risk of non-payment in the future has been reduced. In addition, Internet Infinity accounts receivable are insured against loss by CNA Insurance to further protect Internet Infinity from loss.

        The trade relationship between Internet Infinity and L&M Media, which is owned 98 percent by George Morris, president of Internet Infinity, has resulted in a $39,994 note receivable to Internet Infinity from L&M Media. The current amount of $36,526 is due on March 31, 2000 plus 6 percent interest. This note receivable from L&M Media is secured by George Morris using notes due to him by Internet Infinity, Inc. Payment of the note will generate additional cash flow.

        Costs of Filing Periodic Reports
        --------------------------------

        The filing of this Form 10-SB registration statement subjects Internet Infinity to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report of Internet Infinity's business, which must include audited financial statements, quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these statements for Internet Infinity. The services of Internet Infinity's securities law attorney and the annual auditor's services must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, Internet Infinity will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

        Apple Media Corporation ("AMC"), controlled by George and Dawn Morris, provides Internet Infinity with approximately 800 square feet of office space in Costa Mesa, California, and George Morris, chief executive officer of Internet Infinity, provides it approximately 600 square feet in Redondo Beach, California. Both locations with telephone and utilities are at a cost of $900 a month total to Internet Infinity. The space provided is part of Internet Infinity's distributorship arrangement with AMC, and AMC may terminate the arrangement for free space at any time with a 30-days notice to Internet Infinity. There is a large amount of office space available for less than $2.00 a square foot within three miles of the existing office. Internet Infinity reserves the right to move at any time.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below sets forth, as of September 30, 1999, the number of shares of common stock of Internet Infinity beneficially owned by each officer and director of Internet Infinity individually and as a group, and by each owner of more than five percent of the common stock.

                                                                     Percent of
                                                    Number          Outstanding
        Name and Address                           of Shares           Shares
        ----------------                           ---------        -----------

        L&M Media, Inc. (1)                        4,535,714             45.3
        663 the Village
        Redondo Beach, CA  90277


        Dawn Morris                                1,238,000             12.4
        663 the Village
        Redondo Beach, CA  90277


        Apple Realty, Inc. d/b/a
        Hollywood Riviera Studios  (1)             1,034,482             10.3
        663 the Village
        Redondo Beach, CA  90277


        George Morris, Chairman/CEO                  938,000              9.4
        663 the Village
        Redondo Beach, CA  90277

        Officers and Directors
        as a group (2 persons)(2)                   7,746,196            77.4
        ------------------------

        (1) The shares owned of record by L&M Media, Inc. and Hollywood Riviera Studios are under the control of George Morris.

        (2) These officers and directors are George Morris and Dawn Morris, his spouse.

Changes in Control

        There are no arrangements which may result in a change in control of Internet Infinity.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

        Internet Infinity's directors, officers and significant employees occupying executive officer positions, their ages as of September 30, 1999, the directors' terms of office and the period each director has served are set forth in the following table:


Person                 Positions and Officers                  Since     Expires
-----------------      ------------------------------------    -----     -------

George Morris, 61      Chairman of the Board of Directors -    1996       2000
                       Acting President/CEO
                       Vice President Marketing

Roger Casas, 50        Director                                1998       2000
                       Vice President Operations

Dawn Morris, 44        Member of the Board of Directors        1996       2000
                       Vice President Internet Sales

Kathy Boag, 46         Vice President Traditional Sales        1999       2000

Shirlene Bradshaw, 60  Member of the Board of Directors        1999       2000
                       Business Manager


        GEORGE  MORRIS,  Ph.D. Dr. Morris has been the full time Chairman of the
        ----------------------
Board of Directors, principal shareholder, Vice President or Acting President/Chief Executive Officer and Secretary of Internet Infinity since Internet Infinity went public in 1996. George Morris has also been the Chairman and Vice President of Apple Realty, Inc. doing business as Hollywood Riviera Studios since 1974 and the Chairman of the Board of Directors of L&M Media, Inc. since 1990. Dr. Morris is also the Founder and has been the President, Chairman of the Board of Directors and principal of Morris Financial, Inc., a NASD member broker-dealer firm, since its inception in 1987. He has been active in designing, negotiation and acquiring all equipment, facilities and systems for manufacturing, accounting and operations of Internet Infinity and its affiliates. Morris has produced over 20 computer training programs in video and interactive hypertext multimedia CD-ROM versions, as well as negotiating Internet Infinity's and its affiliate distribution and licensing agreements. Dr. Morris earned a Bachelor of Business Administration and Masters of Business Administration from the University of Toledo, and a Ph.D. (Doctorate) in Marketing and Finance and Educational Psychology from the University of Texas. Prior to founding Internet Infinity and its Affiliates, Dr. Morris had 20 years of academic experience as a professor of Management, Marketing, Finance and Real Estate at the University of Southern California (1969 - 1971) and the California State University (1971 - 1999). During this period Dr. Morris served a Department Chairman for the Management and Marketing Departments. Morris has since retired from full time teaching at the University. Dr. Morris was the West Coast Regional Director of the American Society for Training and Development, a Director of the South Bay Business Roundtable and a speaker on a number of topics relating to business, training and education. Morris has created or been directly involved in the design, writing and development of numerous Internet web sites for Internet Infinity, blank video, Greg Norman, Northwestern University, etc. He most recently taught University courses about Internet Marketing for domestic and foreign markets and Sales Force Management.

        ROGER CASAS. Mr. Casas has been a Member of the Board of Directors since
        -----------
1998 and the Vice President of Operations since Internet Infinity went public in 1996. Roger has managed production, personnel, helped coordinate marketing efforts and managed packaging, printing and shipping on a daily basis. Prior to joining Internet Infinity, Mr. Casas was a computer software marketing manager at More Media and a Financial Consultant for Stonehill Financial in Bel Air, California an Account Executive for Shearson Lehman Brothers in Rolling Hills, California and Dean Witter Reynolds in Torrance, California, and the owner and operator of the Hillside restaurant in Torrance, California. Mr. Casas earned a Bachelor of Science in Business Administration, from Ashland University in Ashland, Oregon, along with a Bachelor of Art in Marketing and Psychology. Mr. Casas holds Series 22 and 7 licenses with the National Association of Securities Dealers, Inc.
and is a registered representative with Morris Financial.

        KATHY BOAG. Ms. Boag has been the Sales Manager and/or Vice President of
        ----------
Sales since joining Internet Infinity in 1997 where she has developed and managed major accounts. Ms. Boag manages sales and coordinates the production of her large orders. Prior to joining Internet Infinity, she was the President of the International Television Association of Orange County. She has also been the co-owner of a marketing and distribution company for Special Interest video. She also handled the marketing, distribution and promotion for Jack LaLanne exercise programs. Ms Boag has over 20 years experience in the electronic media industry as a Sales Manager and Vice President for numerous companies. Her clients include major corporations like Yamaha, Olivetti, Sprint and the major automobile companies.

        DAWN  MORRIS.  Ms.  Morris has been the  President,  Vice  President,  a
        ------------
principal shareholder and a Director of Internet Infinity since it went public in 1996. She has also been the Vice President of L&M Media, Inc. since 1990, now an affiliate of Internet Infinity. Ms. Morris has also been the Manager of Corporate Finance/Mergers and Acquisitions and a registered representative with Morris Financial, Inc., a NASD member broker-dealer firm, since 1994. She has been responsible for the development of educational and computer training video programs, some of which have been, produced in CD-ROM and other multimedia versions. Ms. Morris has produced finance and investment, as well as commercial and infomercial programs. Prior to joining the predecessor company in 1984, Ms. Morris was a Senior Account Representative in the Office Products Division of Xerox Corporation, and a Sales Manager at Joseph Magnin Stores. Ms Morris earned a Bachelor of Business Administration in Marketing from California State
University and studied television production and directing at UCLA and California State University. Dawn Morris was nominated for Woman Graduate of the Year in the California State University System.

        SHIRLENE  BRADSHAW.  Ms.  Bradshaw  has  been a Member  of the  Board of
        ------------------
Directors since 1999 and Internet Infinity Business Manager since 1997. She has managed accounting including, receivable and payable processing and helped coordinate the supplier relationship with the Apple Media Corporation supplier. She was the Business Manager for More Media, a predecessor company of Morris & Associates, Inc. for over six years. She had extensive experience in office management and accounting before joining Internet Infinity.

                             EXECUTIVE COMPENSATION

        Set forth below is the aggregate compensation during fiscal years 1997, 1998 and 1999 of the chief executive officer of Internet Infinity.

Salaries

                             Fiscal Year           Annual Compensation
                             -----------           -------------------

        George Morris(1)     1999                  37,700
                             1998                  38,400
                             1997                  41,700

        Dawn Morris(1)       1999                   1,000

        (1) George Morris received a salary of $37,700 for Internet management activities and Dawn Morris received $1,000 for only a limited amount of consulting to Internet Infinity due to her illness during 1999. George and Dawn Morris will each draw a salary of $500 a week commencing January 1, 2000 for their management of Internet Infinity.

Stock Options

        Set forth below are the stock options granted to the officers and directors of Internet Infinity.

        During the last three fiscal years, the executive officers of Internet Infinity have received the following Stock Options:

                             Fiscal Year           No. of Shares
                             -----------           -------------

        George Morris        1999                  100,000
                             1998                   75,000
                             1997                   75,000

        Dawn Morris          1999                  100,000
                             1998                   75,000
                             1997                   75,000

        Kathy Boag           1999                   10,000
                             1998                    5,000

        Roger Casas          1999                   15,000
                             1998                    5,000
                             1997                    5,000

        Hollywood Riviera
        Studios(1)           1999                  258,621
------------------------

(1) These options are under the control of George Morris, chief executive officer of Internet Infinity.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Our company is under the control of George and Dawn Morris, husband and wife, who beneficially own 76.5 percent of all outstanding stock of Internet
Infinity, Inc. The basis of their control, and the relationship of all affiliates of Internet Infinity, are depicted in the following chart:

        1.     George and Dawn Morris
               ----------------------

               a.     They own 98 percent of L&M Media, Inc.
                                             ---------------

                      i.     It owns 100 percent of Apple Media Corporation
                                                    -----------------------
                      ii.    It owns 45.3 percent of Internet Infinity, Inc.
                                                     ----------------------
               b.     They  own  100  percent  of  Apple  Realty,   Inc.,  d/b/a
                                                   -----------------------------
                      Hollywood Riviera Studios
                      -------------------------
                      i.     It owns 10.3 percent of Internet Infinity, Inc.
                                                     -----------------------
               c.     They own 21.8 percent of Internet Infinity, Inc.
                                               -----------------------
                      i.     It  owns  100  percent of  Electronic Media Central
                                                        ------------------------
                             Corp.
                             -----
                      ii.    It owns 100 percent of Morris & Associates, Inc.
                                                    -------------------------

        Summary
        -------

         .98   x      .453   =      .44394
        1.00   x      .103   =      .103
                      .218   =      .218
                                    ------

        George and Dawn Morris
           beneficially own         .765 of Internet Infinity, Inc.

        The Fiscal Year 1998 L&M Media, Inc. Transactions
        -------------------------------------------------

        On July 30, 1997, L&M Media, Inc. subscribed to purchase 125,000 shares of Internet Infinity Common Stock, valued at $0.60 a share, $0.02 below the closing price and $0.10 more than the bid price for Internet Infinity common shares on August 1, 1997. In addition to its obligation to pay cash for these subscribed shares, L&M Media assigned to Internet Infinity a three-year exclusive distribution right for five health and medical video programs. L&M Media is 98 percent owned by George and Dawn Morris, husband and wife, and they are directors and executive officers of Internet Infinity.

        On February 27, 1998, L&M Media, Inc. subscribed to purchase 2,142,897 shares of Internet Infinity Common Stock at $0.14 a share, or 50 percent of the lowest closing price of $0.28 for Internet Infinity Common Stock within last sixty days prior to February 27, 1998. In addition to its obligation to pay cash for these subscribed shares, L&M Media assigned to Internet Infinity a three-year exclusive distribution right for 20 additional health and medical video programs.

        The 50 percent value of the "free-trading" stock price assigned to the February 27, 1998 stock subscription for licensing rights to 20 additional health and medical programs is deemed reasonable considering the inability of L&M Media to dispose of the restricted stock for a long period of time. In addition, standard media industry practice usually requires cash advance payments for the acquisition of distribution rights of programs.

        To summarize, L&M Media subscribed to purchase 2,267,897 shares of Internet Infinity's Common Stock in exchange for:

        o a subscription agreement obligation to pay $375,000 to Internet Infinity,

        o the exclusive distribution rights to twenty-five health and medical video programs, and

        o royalties set at fifteen percent of sales, the payment of which royalties will go to the reduction of the stock subscription obligation until the stock subscriptions are paid in full.

        The Fiscal Year 1999 Hollywood Riviera Studios Transaction.
        ----------------------------------------------------------

        On January 4, 1999, Apple Realty, Inc., d/b/a Hollywood Riviera Studios subscribed to purchase 517,241 shares of Internet Infinity Common Stock at $0.29 a share, or 50 percent of the closing price of $0.57 for Internet Infinity Common Stock on January 4, 1999. In addition to its obligation to pay cash for the subscribed shares, Apple Realty, Inc. assigned to Internet Infinity a three-year licensing distribution right for five training modules on Personal and Sales Skill Development. Apple Realty, Inc., d/b/a Hollywood Riviera Studios, is a company 100 percent owned by George Morris.

        The 50 percent value of the "free-trading" stock price assigned to the January 4, 1999 stock subscription for licensing distribution rights for five training modules on Personal and Sales Skill Development is deemed reasonable considering the inability of Hollywood Riviera Studios to dispose of the restricted stock for a long period of time. In addition, standard media industry practice usually requires cash advance payments for the acquisition of distribution rights of programs.

        Also, as part of the same transaction, Internet Infinity issued 258,621 stock options to Hollywood Riviera Studios exercisable at $0.627 a share. The options were priced at 110 percent of the $0.57 Common Stock closing price on January 4, 1999. The Hollywood Riviera stock options, after the two-for-one stock split of February 25, 1999, are now for 517,241 shares at a $0.3135 exercise price.

        To summarize, Apple Media, d/b/a Hollywood Riviera Studios subscribed to purchase 517,241 shares of Internet Infinity's Common Stock and obtained stock options to purchase 517,241 shares of our Common Stock at $0.3135 a share in exchange for:

        o a subscription agreement obligation to pay $150,000 to Internet Infinity,

        o the exclusive distribution rights to five training program modules on Personal and Sales Skill Development,

        o royalties set at twenty percent of sales, the payment of which royalties will go to the reduction of the stock subscription obligation until the stock subscription is paid in full.

        As of September 30, 1999 there have been no sales by Internet Infinity or its affiliates of any of the twenty-five video programs on Health and Medical or of any of the five video modules on Personal and Sales Skill Development. However, no resources were available to promote sales of these products. We project that sales will commence of the Personal and Sales Skill Development modules during the first quarter of the fiscal year to commence April 1, 2000 and that sales will commence of the Health and Medical programs during the second quarter of the fiscal year to commence April 1, 2000.

        Internet Infinity also sells special interest video programs on other subjects, which video programs are owned by L&M Media. There are approximately 200 of these programs. Internet Infinity pays a ten-percent royalty on these sales to L&M Media. L&M Media's cost of goods is set at twenty percent of sales with its cost of goods to cover all its manufacturing and assembly costs as well as the shipping costs to our customers' doors. L&M Media agreed to purchase the Health and Medical program library in 1986 for $400,000. It consists of 400 hours of video footage and partially or fully edited titles. We estimate the replacement cost of each of the completed twenty-five programs to be approximately $62,500 or a total value in excess of $1,500,000.

        L&M Media developed the Personal and Sales Skill Development modules and has sold them over the last ten years. Hollywood Riviera Studios is revising and expanding the multimedia delivery of the programs. We estimate the replacement cost of each module to be $150,000 or $750,000 for the set of five.

        We buy all of our duplication and blank video products and services from Apple Media Corporation ("AMC"), a manufacturing company under the control of and owned by George and Dawn Morris, directors, executive officers and major shareholders of Internet Infinity. Due to a lack of working capital available to Internet Infinity, George and Dawn Morris acquired the predecessor to AMC, known as Video Magnetic, LLC, in order that it would continue to provide a sales distribution opportunity for Internet Infinity. Internet Infinity had earlier established a distribution arrangement with Video Magnetics, LLC in 1996. When the previous owner indicated he would sell Video Magnetics and terminate the distribution arrangement with our company, the Morrises bought Video Magnetics to maintain the product source. Video Magnetics was an insolvent company at the time of the Morris' acquisition. However, the successor company to Video Magnetics, Apple Media Corporation, is solvent. George and Dawn Morris finally settled the purchase transaction for Video Magnetics through mediation and are paying the purchase notes over the next four years.

        Internet Infinity takes title to the products it purchases from Apple Media Corporation, which is 98 percent owned by George Morris, president of Internet Infinity, just as it did under the original distributorship agreement with independently owned Video Magnetics, LLC. Internet Infinity will take title to products under the independent distributorship agreement with Ingram Book Company. This distributorship model for taking title is planned for other, future distributorship arrangements.

Internet Infinity, Inc. and L&M Media, Inc. Operating Structure
---------------------------------------------------------------

        Under this distributorship arrangement, Internet Infinity, Inc. is responsible for the collection of accounts receivable and must collect them or take a bad debt loss. However, Internet Infinity carries CNA accounts receivable loss insurance. As is standard business practice with a drop-ship arrangement, Electronic Media Central, the 100 percent owned subsidiary of Internet Infinity, does not carry an inventory. However, Morris & Associates does carry a small, finished goods inventory of special interest videos from time to time and a $59,918 packaging inventory as of September 30, 1999 to prepare orders for the 200 special interest videos. An Internet hosting service handles the server computer equipment for the Internet. By these means the management of Internet Infinity attempts to minimize the risk of loss from inventory and accounts receivable as well as technology obsolescence.

        The process for taking orders, shipping, billing and collection is as follows: When Internet Infinity sells Electronic Media Central products and services to an independent customer, we first determine the sales credit terms that will be given to the customer based on a credit worthiness review. If the order will be shipped on an open account basis and is over approximately $5,000, we contact our accounts receivable insurance company, CNA, for credit insurance approval. After credit terms and freight are determined by Internet Infinity, we issue a purchase order to Apple Media Corporation, which is 98 percent owned by George Morris, the president of Internet Infinity, for the products and services ordered including shipping. Apple Media sources materials and components, manufactures or assembles and drop ships the order to the Internet Infinity customer. Internet Infinity invoices the customer for the products and services delivered and credits its sales account and debits the accounts receivable account  in  Internet  Infinity's  general  ledger at the time of  shipment  and invoicing. Internet Infinity is responsible for collecting the accounts receivable from the customers. Apple Media grants a 20 percent wholesale trade discount to Internet Infinity on the order amount and charges Internet Infinity at the time of shipping. Internet Infinity is solely responsible for the payment of its accounts payable to Apple Media, Inc. The CNA accounts receivable loss insurance does not cover losses under $5,000 and the policy has a $10,000 deductible.

        The major risk for Internet Infinity is the non-payment of accounts receivable from an order. Internet Infinity remains responsible for payment of the wholesale cost of the order to Apple Media even if a customer doesn't pay. Internet Infinity maintains a $59,918 packaging inventory and thereby reduces potential losses on inventory shrinkage and obsolescence. However, the absence of a complete Internet Infinity inventory and the control of any inventory by a supplier to Internet Infinity has operated to reduce our control over the shipping priority of orders.

        When we sell pre-recorded video programs to media retailers, wholesalers and school suppliers, we place an order with Apple Media for the products and services, including shipping. Apple Media sources, manufactures or assembles, with Morris & Associates' packaging, and drop ships the product to our customer. Apple Media gives Internet Infinity an 80 percent discount off the total order amount including freight. The 80 percent gross margin before packaging and royalties remaining for Internet Infinity gives Internet Infinity a very profitable, low volume, distribution opportunity. The 80 percent gross profit margin for Internet Infinity from pre-recorded video sales versus the 20 percent for duplication and blank media sales to independent customers reflects the significantly higher price and profit margin associated with selling a videotape with a program on it versus a blank tape or the lower margin for duplicating an independent customer tape or CD. During fiscal year 1999, the 80 percent of these sales amounted to $95,858.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

        On  August  25,  1999  George  Brenner   resigned  as  our   independent
accountant. He resigned for the reason that, as a sole practitioner, he could not obtain adequate and price competitive professional liability insurance.

        None of his reports on our financial condition for the last two years contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Mr. Brenner, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure which, if not resolved to Mr. Brenner's satisfaction, would have caused him to make reference to the subject matter of the disagreements in connection with his reports.

                            DESCRIPTION OF SECURITIES

        Internet Infinity is authorized to issue twenty million shares of common stock ($0.001 par value) and one million shares preferred stock at ($0.001 par value). The presently outstanding shares of common stock are fully paid and non-assessable. There are no shares of preferred stock outstanding.

Common Stock

        Voting Rights
        -------------

        Holders of shares of common stock have one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of a majority of the shareholders votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

        Dividend Rights
        ---------------

Holders of record of shares of common stock receive dividends when and if declared by the board of directors out of funds of Internet Infinity legally available therefor.

        Liquidation Rights
        ------------------

        Upon any liquidation, dissolution or winding up of Internet Infinity, holders of shares of Common Stock receive pro rata all of the assets of Internet Infinity available for distribution to shareholders after distributions are made to the holders of Internet Infinity's preferred stock.

        Preemptive Rights
        -----------------

        Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Internet Infinity.

        Registrar and Transfer Agent
        ----------------------------

        Internet Infinity's registrar and transfer agent is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 87501.

        Dissenters' Rights
        ------------------

        Under current Delaware law, a shareholder is afforded dissenters' rights which, if properly exercised, may require Internet Infinity to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to Internet Infinity's Certificate of Incorporation.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

        Internet Infinity's Common Stock is quoted on the OTC Bulletin Board. Its symbol is "ITNF."

        During the last two fiscal years and the subsequent interim period for which financial statements are provided, the range of high and low bid information for our common stock is set forth below. The source of this information is the OTC Bulletin Board.

        The quotations reflect the inter-dealer prices without markup, markdown or commissions and may not represent actual transactions.

                                          High                           Low
                                          ----                           ---
        1997
        ----
               1st Qtr.                   2.5                            1.25
               2nd Qtr.                   1.5                            0.5625
               3rd Qtr.                   0.875                          0.4375
               4th Qtr.                   0.5625                         0.25

        1998
        ----
               1st Qtr.                   0.3125                         0.1875
               2nd Qtr.                   1.3125                         0.23
               3rd Qtr.                   0.96875                        0.5625
               4th Qtr.                   1.1200                         0.4000

        1999
        ----
               1st Qtr.                   1.7188                         0.3750
               2nd Qtr.                   2.0625                         0.3750
               3rd Qtr.                   0.6875                         0.4800
               4th Qtr.                   0.53125                        0.35

        On September 30, 1999 there were 10,010,196 shares of common stock outstanding. There are 1,437,241 shares subject to outstanding options. No shares are subject to securities convertible into such shares of stock.

Holders

        As of September 30, 1999 there were approximately 36 holders of record of our common stock. Some 1,454,880 shares of common stock are held in brokerage accounts under the record name of "Cede & Co."

Dividends

        We have paid no cash dividends to our stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

        Neither Internet Infinity nor its property is a party to any pending legal proceeding or any known proceeding that a governmental authority is contemplating.

                     RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, Internet Infinity sold 3,110,098 shares of our common stock in eight transactions exempt from registration pursuant to the provisions of Regulation D, Rule 506 of the Securities and Exchange Commission. No underwriters were used to effect the sales. The names of the persons who bought the shares of stock, the dates the shares sold, the number of shares issued, the prices paid in cash or services for the shares and the nature of the consideration received by Internet Infinity are as follows.

                                             No. of
                                             Shares    Price per    Nature of
Person                          Date         Issued      Share    Consideration
------                          ----         ------    ---------  -------------

L&M Media, Inc.(1)              07-30-97     125,000     $0.60    (2)

L&M Media, Inc.(1)              02-27-98   2,142,897     $0.14    (2)

Kiowa Oil(3)                    03-24-98     100,000     $0.25    Cash

Newport Underwriters(3)         03-24-98     100,000     $0.25    Cash

Thomas J. Kenan                 03-24-98      50,000     $0.14    Legal Services

Gary Bryant                     08-28-98      50,000     $0.50    Cash

Hollywood Riviera Studios(1)    01-04-99     517,241     $0.29    (4)

George Morris                   02-25-99      75,000     $0.25    (5)

Dawn Morris                     02-25-99      75,000     $0.25    (5)

-------------------------

(1) Under the control of George Morris, president and a director of Internet Infinity.

(2) Assignment of distribution rights to 25 Health and Medical video programs.

(3)    Under the control of Gary Bryant.

(4) Assignment of distribution rights to five Personal Development and Sales Skill Development training programs.

(5) Reduction of debt owed by Internet Infinity to this person upon this person's exercise of a stock option.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under Delaware corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

        In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Delaware law provides that they shall be indemnified against reasonable expenses, including attorney fees.

        A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

        Indemnification and payment of expenses provided by Delaware law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Delaware corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, Internet Infinity may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Internet Infinity pursuant to the foregoing provisions or otherwise, Internet Infinity has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of Internet Infinity:

Report of Independent Auditor ....................................          F-1

Report of Prior Independent Auditor ..............................          F-2

Consolidated Balance Sheet at March 31, 1999......................          F-3

Consolidated Statements of Operations for the Years Ended
        March 31, 1999 and March 31, 1998 ........................          F-5

Statements of Changes in Stockholders' Equity
        for the Years Ended March 31, 1999 and
        March 31, 1998 ...........................................          F-6

Consolidated Statements of Cash Flows for the Years Ended
        March 31, 1999 and March 31, 1998 ........................          F-7

Notes to Consolidated Financial Statements
        March 31, 1999 ...........................................          F-9

Basis of Presentation of Interim Financial Statements . ...........         F-18

Consolidated Balance Sheet (unaudited)
        at September 30, 1999 .....................................         F-19

Consolidated Statement of Operations (unaudited)
        for the Six Months Ended September 30, 1999
        and September 30, 1998 ....................................         F-20

Consolidated Statement of Cash Flows (unaudited)
        for the Six Months Ended September 30, 1999
        and September 30, 1998 ....................................         F-21

Notes to Consolidated Financial Statements
        September 30, 1999 ........................................         F-22

                                    EXHIBITS

Index to Exhibits

     Exhibit No.     Description

          2      -   Certificate of Ownership and Merger of Morris & Associates,
                     Inc.,  a California  corporation,  into Internet  Infinity,
                     Inc., a Delaware corporation*

          3      -   Articles of Incorporation of Internet Infinity, Inc.*

          3.1    -   Amended Certificate of Incorporation of Internet  Infinity,
                     Inc.*

          3.2    -   Bylaws of Internet Infinity, Inc.*

         10.1    -   Master  License  and  non-exclusive  Distribution Agreement
                     between   Internet  Infinity,  Inc.   and  Lord  &   Morris
                     Productions, Inc.*

         10.2    -   Master License and Exclusive Distribution Agreement between
                     L&M Media, Inc. and Internet Infinity, Inc.*

         10.3    -   Master License and Exclusive Distribution Agreement between
                     Hollywood Riviera Studios and Internet Infinity, Inc.*

         10.4    -   Fulfillment  Supply  Agreement  between  Internet Infinity,
                     Inc. and Ingram Book Company*

         16      -   Letter  of  resignation  from  George  Brenner,  CPA, dated
                     August 29, 1999*

        *Previously filed and incorporated herein by reference.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             INTERNET INFINITY, INC.



Date:  February 25, 2000               By /s/ George Morris
                                          --------------------------------------
                                          George Morris, Chief Executive Officer

               Report of Independent Certified Public Accountants




To the Board of Directors and Stockholders
Internet Infinity, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Internet Infinity, Inc. (a Delaware Corporation) and its Subsidiaries (California Corporations) as of March 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Internet Infinity, Inc. as of March 31, 1998 were audited by another auditor whose report dated August 10, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Internet Infinity, Inc. and Subsidiaries as of March 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Caldwell, Becker, Dervin, Petrick & Co., L.L.P.

CALDWELL, BECKER, DERVIN, PETRICK & CO., L.L.P.
Woodland Hills, California





September 21, 1999

                                 George Brenner
                           Certified Public Accountant
                       9300 Wilshire Boulevard, Suite 480
                         Beverly Hills, California 90212
                          310-276-8845 Fax 310-276-5933



                        REPORT OF INDEPENDENT ACCOUNTANT




Board of Directors
Internet Infinity, Inc.
Costa Mesa, CA 92626

I have audited the accompanying balance sheets of Internet Infinity, Inc. as of March 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Infinity, Inc. as of March 31, 1998 and 1997 and the results of its operations, and cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                       /s/ George Brenner

                                       George Brenner, CPA

Beverly Hills, California
August 10, 1998

                        INTERNET INFINITY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1999




                                     ASSETS

CURRENT ASSETS
    Cash                                                         $       64,458
    Accounts receivable, net of allowance for
     doubtful accounts of  $10,000                                      129,537
    Inventory (Note 2)                                                   59,918
    Note receivable - related company - current                          36,526
(Note 7)
    Net current deferred tax asset (Note 10)                             36,414
                                                                 --------------

          Total Current Assets                                          326,853
                                                                 --------------

PROPERTY AND EQUIPMENT, AT COST (Note 2)
    Office equipment                                                     16,955
    Office furniture                                                     15,366
                                                                 --------------
                                                                         32,321
          Less Accumulated Depreciation                                ( 32,321)
                                                                 --------------

          Net Property and Equipment                                         --
                                                                 --------------

OTHER ASSETS
    Note receivable - related company (Note 7)                            3,468
    Programming costs, net (Note 5)                                       5,969
                                                                 --------------

          Total Other Assets                                              9,437
                                                                 --------------

          Total Assets                                           $      336,290
                                                                 ==============



                  The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET (CONTINUED)
                                 MARCH 31, 1999


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Notes payable (Note 6)                                         $       92,386
  Accounts payable and accrued expenses                                  51,123
  Accrued payroll                                                         4,127
  Interest payable                                                        3,190
  Due to officer - current (Note 8)                                      71,856
  Due to related company (Note 7)                                         2,000
                                                                 --------------

          Total Current Liabilities                                     224,682

LONG-TERM LIABILITIES
  Due to officer - non-current (Note 8)                                 144,708
                                                                 --------------

          Total Liabilities                                             369,390
                                                                 --------------

STOCKHOLDERS' EQUITY  (DEFICIT) (Page F-7)
  Preferred stock, par value $.001;
   authorized 1,000,000 shares; issued
   and outstanding  0 shares                                                 --
  Common stock, par value $.001;
   authorized 20,000,000 shares; issued
   and outstanding 10,010,196 shares                                     10,010
  Paid-in capital                                                       909,659
  Retained earnings (deficit)                                          (445,886)
  Unpaid stock subscription                                            (506,883)
                                                                  -------------

          Total Stockholders' Equity (Deficit)                          (33,100)

                                                                  -------------
          Total Liabilities and Stockholders' Equity (Deficit)    $     336,290
                                                                  =============

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
                             MARCH 31, 1999 AND 1998



                                              1999                   1998
                                        ----------------       ----------------

REVENUE (NET)                            $    1,312,452         $      828,023
                                        ----------------       ----------------

COST OF SALES
   Beginning inventory                           65,175                 85,124
   Purchases                                    961,923                622,338
   Labor and video costs                          5,725                  2,354
                                        ----------------        ---------------
                                              1,032,823                709,816
   Less ending inventory                         59,918                 65,175
                                        ----------------        ---------------

   Total cost of sales                          972,905                644,641
                                        ----------------        ---------------

          Gross Profit                          339,547                183,382

OPERATING EXPENSES (Page F-20)                  253,666                251,954
                                        ----------------        ---------------

          Net Income (loss) Before
            Income Taxes                         85,881               ( 68,572)

(PROVISION) BENEFIT FOR INCOME
 TAXES  (Note 11)
          Current                                  (800)                  (800)
          Deferred                               36,414                     --
                                        ----------------        ---------------

          Net Income (loss)              $      121,495          $     ( 69,372)
                                        ================         ==============

          Basic net income (loss)
            per share (Note 12)          $          .01          $         (.01)

                                         ===============         ==============

          Diluted net income             $          .01          $         (.01)
            (loss) per share
             (Note 12)                   ================        ==============


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


                                                    Additional                   Unpaid         Total
                                                     Paid-In     Accumulated      Stock      Stockholders'
                              Shares     Amount      Capital      (Deficit)    Subscription     Equity
                            ----------  --------   -----------   -----------   ------------  ------------

Balance April 1, 1997       3,400,000   $  3,400   $  319,100    $ (498,009)           --     $ (175,509)

Issued in connection
  with exercise of            140,000        140       49,860            --            --         50,000
warrants

Issued in consideration
  for note conversion         400,000        400       49,600            --            --         50,000

Issued in consideration
  for services rendered       100,000        100        6,900            --            --          7,000

Issued in consideration
  for prepaid royalties     4,535,714      4,536      370,464            --            --        375,000
(Note 3)
Net (loss) at March 31,            --         --           --       (69,372)           --        (69,372)
1998
                            ---------    --------   ----------    ----------    ----------   -----------

Balance March 31, 1998      8,575,714      8,576      795,924      (567,381)           --        237,119

Reclassification of
unpaid
  portion of stock
subscriptions
  (Note 3)                         --         --           --            --      (356,883)      (356,883)

Issued in consideration
  for note conversion         300,000        300       37,200            --            --         37,500

Issued in consideration
  for prepaid royalties     1,034,482      1,034      148,966            --      (150,000)            --
(Note 3)

Common stock for cash         100,000        100       24,900            --            --         25,000

Non cash dividend (Note 4)         --         --     (108,131)           --            --       (108,131)

Fair market value for
expenses                           --         --       10,800            --            --         10,800
  (Note 7)

Net Income at March 31,            --         --           --       121,495            --        121,495
1999
                            ----------   --------   ----------   -----------     ---------   ------------

Balance March 31, 1999     10,010,196   $ 10,010    $ 909,659    $ (445,886)     (506,883)    $  (33,100)
                           ==========   =========   ==========   ===========     =========   ============

                  The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED MARCH 31, 1999 AND 1998



                                                     1999              1998
                                                 ------------     -------------
CASH FLOWS PROVIDED (USED ) BY OPERATING
 ACTIVITIES:
  Net income (loss)                              $    121,495     $  (  69,372)
  Adjustment to reconcile net income to cash
provided
   (used) by operating activities:
  Rent, telephone and utilities related to paid
in capital                                             10,800               --
   increase
  Legal fees related to stock issued                       --            7,000
  Amortization of programming costs                     5,970            5,969
  Royalty expense used against unpaid stock             7,368           10,749
subscription
  (Increase) in accounts receivable                  ( 36,076)        ( 65,618)
  Increase in allowance for doubtful accounts         (15,000)          15,000
  Decrease in inventory                                 5,257           19,949
  Increase in accrued payroll                           4,127               --
  (Increase) interest payable                           3,190               --
  Increase (decrease) in accounts payable             (68,863)          19,037
  Increase in income taxes payable                         --             (428)
  (Increase) in deferred tax asset                    (36,414)              --
                                                  ------------    -------------

          Net Cash Flows Provided (Used) by
Operating
           Activities                                   1,854          ( 57,714)
                                                  ------------    -------------

CASH FLOWS PROVIDED (USED) BY INVESTING
 ACTIVITIES:
  Deposit                                                 600                --
                                                  ------------    -------------

          Net Cash Flows Provided by Investing            600                --
Activities
                                                  ------------    -------------

CASH FLOW PROVIDED (USED) BY
 FINANCING ACTIVITIES:
  Increase in note receivable - related company        31,906            53,265
  (Decrease) in due to officer                         (4,929)               --
  Reduction in note payable                              (583)          ( 1,942)
  Common stock issued                                  25,000            50,000
                                                   -----------    -------------

          Net Cash Flows Provided by Financing         51,394           101,323
Activities
                                                   -----------    -------------

NET INCREASE IN CASH                                   53,848           43,609

CASH - BEGINNING OF THE YEAR                           10,610         ( 32,999)
                                                   -----------    ------------

CASH - END OF THE YEAR                             $   64,458     $     10,610
                                                   ===========    ============

ADDITIONAL DISCLOSURES:
    Interest paid                                  $    5,000     $      9,244
                                                   ===========    ============
    Taxes paid                                     $      800     $        800
                                                   ===========    ============

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                  FOR THE YEARS ENDED MARCH 31, 1999 AND 1998



NON-CASH INVESTING AND FINANCING ACTIVITIES:

                                                       1999            1998
                                                   ------------   -------------

  Unpaid stock subscription issued
    for prepaid royalties (Note 3)                  $   150,000    $   375,000
                                                     ==========    ===========

  Note payable converted to stock                   $    37,500    $    50,000
                                                    ===========    ===========

  Non cash dividend (Note 4)                        $              $        --
                                                        108,131
                                                    ============   ============





                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999



NOTE 1 - ORGANIZATION AND PRESENTATION

Organization

Internet Infinity, Inc. (III) was incorporated in the State of Delaware on October 27, 1995.

On April 1, 1998, Morris and Associates, Inc., (M&A) was incorporated in California. Morris and Associates Inc. (formerly a division of Internet Infinity, Inc.) is owned 100% by III. M&A is licensed to distribute special interest video programming to educational and consumer distributors for health and medical titles, computer software training including Microsoft Windows and Explorer, internet information, golf, sports, home and garden titles.

On April 1, 1998, Electronic Media Central Corporation (EMC) was incorporated in California. Electronic Media Central Corporation (formerly a division of III) is owned 100% by III. EMC is engaged in the sale of blank electronic media such as video tapes and the duplication, replication and packaging of DVD's, CD's, video tapes and audio tapes.

The Company has registered the web address: www.ib2b.com for its new eCommerce trade center. The new "ib2b.com" site will offer a variety of productivity increasing products and services for business. The site will support both distributors and manufacturers offering services in a cooperative marketing eCommerce environment.

The Company declared a 2 for 1 stock split on March 17, 1999 to shareholders of record on that date. The number of shares increased by 5,005,098 to 10,010,196. This split has been shown retroactively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Internet Infinity, Inc. and its wholly owned subsidiaries, Morris & Associates, Inc. and Electronic Media Central Corporation. All significant inter-company transactions and balances have been eliminated in the consolidation.

Inventory

The Company's inventory (all on the books of "M & A"), consists of the following:

        Duplicated tapes and display boxes         $  59,918

Duplicate tapes and display boxes are valued at the lower of cost or market (first-in, first-out basis). Inventory has been written down by $5,257 for possible obsolescence.

Depreciation

The Company's equipment and furniture are carried at cost. Depreciation is provided over the estimated useful lives of the assets, which are fully depreciated.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998
                                   (UNAUDITED)



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

In 1998, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with SFAS 121, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable. For purposes of evaluating the recoverability of long-lived assets, the estimated future cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, bank balances and short-term investments with a maturity of three months or less.

Deferred Income Tax Accounts

Deferred tax provisions/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet. The liability method (FASB
109) is used to account for these temporary differences.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Year 2000 Compliance

Management does not believe any material year 2000 problems with the Company's vendors, service providers, or other third parties will affect the Company's financial information.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion (APBO) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation and to provide the disclosures required under Statement of Financial Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation agreements provided by the Company where the exercise price is equal to the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                                 MARCH 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation (Continued)

In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock, stock options, and other equity instruments over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. See Note 14 for pro forma disclosures required by FAS 123 plus additional information on the Company's stock options.

Revenue Recognition

Income and expenses are recorded on the accrual basis of accounting. Revenue is recognized from sales when a product is shipped and collection is probable and the fee is fixed and determinable. Expenses are recognized when incurred.

Segment Reporting

The Company is a single segment reporting entity. At the current time all sales and related expenses are from video media programs, which includes tapes and CD's.

Earnings Per Share of Common Stock

The Company adopted Statement of Financial Accounting Standards No. 128-Earnings Per Share (SFAS No. 128) in the fourth quarter of fiscal 1998. SFAS No. 128 is intended to simplify the earnings per share computations and make them more comparable from company to company. All prior year earnings per share amounts have been recalculated in accordance with the earnings per share requirements under SFAS No. 128; however, such recalculation did not result in any change to the Company's previously reported earnings per share for all years presented.

NOTE 3 - SUBSCRIPTION AND ROYALTY AGREEMENTS

The Company has royalty agreements with two separate related entities. In July 1997, the Company entered into an agreement with L&M Media, Inc. for the rights to market pre-recorded health and medical programs. The agreement specifies that the Company shall pay a 15% royalty to L&M Media, Inc. on gross sales for all of these programs sold between April 1, 1998 and March 31, 2001. In consideration for these rights, the Company entered into a stock subscription agreement for 2,267,857 shares of common stock, with a trading value of $375,000. Royalties earned will go toward the reduction of the stock subscription obligation. George Morris, President of Internet Infinity, Inc. owns 98% of the stock of L&M Media, Inc.

In January 1999 the Company entered into an agreement with Apple Realty, Inc. (DBA Hollywood Riviera Studios) for the rights to market pre-recorded personal and sales development multimedia success programs. The agreement specifies that the Company shall pay a 20% royalty to Apple Realty, Inc. on gross sales for all of these programs sold between April 1, 1999 and March 31, 2001. In consideration for these rights, the Company entered into a stock subscription agreement for 517,241 shares of common stock, with a trading value of $150,000. In addition the Company issued 517,241 options at a market price of $.3135 per share (See Note 13). Royalties earned will go toward the reduction of the stock subscription obligation. George Morris owns 100% of the stock of Apple Realty, Inc.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                                 MARCH 31, 1999


NOTE 3 -ROYALTY AGREEMENTS (CONTINUED)

Currently, the royalty agreement amounts of $375,000 and $150,000, less the royalties earned of $18,117 (total $506,883) are shown in the equity section as unpaid subscription receivable.

In addition, the Company has a non-exclusive distribution license from L&M Media Inc. for approximately 200 special interest video programs for which it has not prepaid any royalties. Royalties owed to L&M Media Inc. from the sales of any special interest programs are applied to the prepaid royalties associated with the health and medical and the sales development training programs.

NOTE 4 - NON CASH DIVIDEND

At March 31, 1998, the Company had an investment of $108,131 in a wholly owned subsidiary, More Media, Inc. In 1999, the Company distributed its stock in More Media, Inc. to the Company's stockholders as a non cash dividend.

NOTE 5 - PROGRAMMING COSTS

Programming costs, consisting of video production and editing, are capitalized and amortized over three years. Accumulated amortization was $11,938 at March 31, 1999.

NOTE 6 - NOTES PAYABLE

The Company has nine notes payable with various unrelated individuals, totaling $92,386. The notes are due upon 90 days written notice from the individuals. The notes are unsecured, with interest ranging from 6% to 12% payable quarterly. The notes have been outstanding since 1990.

NOTE 7 - RELATED COMPANY TRANSACTIONS

  Note receivable from L&M Media, Inc., payable
    at $36,526 per year, plus interest at 6% per
    annum.  The first payment is due March 31, 2000.
    L&M Media, Inc. is 98% owned by George Morris,
    President of Internet Infinity, Inc.                              $ 39,994
                         Less current portion                           36,526
                                                                      --------
                         Long-term portion                            $  3,468
                                                                      ========

  Loan payable to Morris Financial, without
    interest.  Loan was paid subsequent to year end.
    Morris Financial is owned 100% by George Morris.                  $ (2,000)
                                                                      ========

There is no interest expense on the above notes for the years ended March 31, 1999 or 1998.

L&M Media, Inc. owns 45.3% of the outstanding stock of Internet Infinity, Inc.

The above note receivable from L&M Media, Inc. for $39,994 is secured by George Morris, President of the Company. Mr. Morris is using the notes due to him by Internet Infinity, Inc. (see Note 8) as the collateral.

                   INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                                 MARCH 31, 1999



NOTE 7 - RELATED COMPANY TRANSACTIONS (CONTINUED)

The Company utilizes office space, telephone and utilities provided by Apple Media corporation at no charge. An estimate of the monthly values of the services are as follows:

                                                 Total    Internet Infinity Inc.
                                                -------   ----------------------

                          Rent                   2,620         $     400
                          Telephone                500               400
                          Utilities              1,000               100
                                                               =========
                                                               $     900
                                                               =========

The annual charge of $10,800 for 1999 was credited against paid in capital.

NOTE 8 - DUE TO OFFICER

  Unsecured note payable to George Morris,
    with simple interest at 12% per annum
    beginning March 31, 1999. Note is due
    and payable on May 1, 2001 (see Note 7)                            $144,708

  Two unsecured notes payable to George Morris,
    due on demand  with 90 days notice, with
    interest at 6% per annum.                                            71,856
                                                                       --------
                                                                        216,564
                              Less current portion                       71,856
                                                                       --------

                              Long-term portion                        $144,708
                                                                       ========

Maturities of due to officer are as follows:

                              For Year Ended
                                 March 31,
                              --------------

                                  2000                                $  71,856
                                  2001                                  144,708
                                                                      ---------

                                                                      $ 216,564
                                                                      =========

Interest charged to expense for the year ended March 31, 1999 on the above notes was $8,680.

NOTE 9 - CONCENTRATION OF CREDIT RISK

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of businesses comprising the Company's geographically dispersed customer base.

The Company's only supplier of products is Apple Media, Inc.  The Company's cost
for the product is 80% of the selling price.   Apple Media, Inc. is owned 98% by
George Morris (see Note 14).

                   INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                                 MARCH 31, 1999


NOTE 10 - DEFERRRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheet include the following amounts of deferred tax assets and liabilities:

        Deferred tax asset - current                                  $  36,414
        Deferred tax liability - current                                     --
                                                                      ---------

        Net asset - current                                           $  36,414
                                                                      =========

        Deferred tax asset - non-current                              $ 322,093
        Deferred tax liability - non-current                                 --
        Less valuation allowance                                       (322,093)
                                                                      ---------
        Net asset non current                                         $       0
                                                                      =========

The deferred tax asset results from reserves for bad debts that are deductible when the account receivable is written off as an impairment of assets, which is not currently deductible for tax purposes, and from a net operating loss carryforward for federal and state income tax purposes.

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax asset which may not be realized. The valuation allowance increased by $322,093.

NOTE 11 - (PROVISION) BENEFIT FOR INCOME TAXES

The components of the (provision) benefit for income taxes are as follows:

                                                            1999          1998
                                                          --------      --------
        Current
          Federal                                         $     0       $     0
          State                                              (800)         (800)
                                                          -------       -------
                                                          $  (800)      $  (800)
                                                          =======       =======

        Deferred (Provision) Benefit
          Federal                                         $28,900       $     0
          State                                             7,514             0
                                                          -------       -------
                                                          $36,414       $     0
                                                          =======       =======

The Company has a net operating loss carryforward of $519,000 for tax purposes. For federal income tax purposes, the net operating loss carryforwards expire through 2018.

                   INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                                 MARCH 31, 1999



NOTE 12 - NET INCOME (LOSS) PER SHARE

Following is a reconciliation of net income and weighted average common shares outstanding for purposes calculating basic and diluted net income per share:

                                                         1999           1998
                                                    --------------  ------------

        Basic net income (loss) per share           $     121,495   $   (69,372)
                                                    ==============  ============

        Weighted average common shares outstanding      8,910,234     4,977,367
                                                    --------------  ------------

        Basic net income (loss) per share           $         .01   $      (0.1)
                                                    ==============  ============

        Weighted average common shares outstanding       8,910,234    4,977,367

        Dilutive stock options                              53,424          N/A
                                                    --------------  ------------
         Weighted average common shares outstanding
         for                                             8,963,658          N/A
           purposes of computing diluted net income
         per share
                                                    ==============  ============

         Diluted net income per share                          .01           --
                                                    ==============  ============

NOTE 13 - STOCK OPTIONS

The Company's 1996 stock option plans provide that incentive stock options and nonqualified stock options to purchase common stock may be granted to directors, officers key employees, consultants, and subsidiaries with a exercise price of up to 110% of market price at date of grant. Generally, options are exercisable one or two years from the date of grant and expire three to ten years from the date of grant. As of March 31, 1999, the maximum of 4 million shares was approved to be issued under the plan, of which 2.26 million shares were available for future grants.

For the years ended March 31, 1999 and 1998, the Company granted 1,017,241 and 400,000 shares to various individuals at the average exercise price of $0.311 and $.125, including its officers who received 450,000 and 310,000, respectively. All options and exercise prices had been adjusted to reflect a 2 for 1 stock split effective March 17, 1999.

In electing to follow Accounting Principles Board Opinion (APBO) No. 25, Accounting for Stock Issued to Employees, the Company recognizes no compensation expense related to employee stock options for the fiscal year ended March 31, 1999 and 1998, as no options are granted at a price below the market price on the day of grant.

Of the 1,017,241 options granted in the fiscal year ending March 31, 1999, the Company granted 517,241 options to an affiliate entity, in conjunction with the stock issued (see Note 3).

                   INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                                 MARCH 31, 1999


NOTE 13 - STOCK OPTIONS (CONTINUED)

Presented below is a summary of stock option plans activity for the year shown:

                                                                     Weight-
                                                                     Average
                                               Stock Options     Exercise Price
                                             ----------------   ---------------
      Outstanding at March 31, 1997                   320,000   $         0.125
        Granted                                       400,000             0.125
        Exercised                                           0             0.125
        Forfeited                                           0                --
        Expired                                             0                --
                                              ----------------   ---------------
      Outstanding at March 31, 1998                   720,000             0.125
        Granted                                     1,017,241            0.3080
        Exercised                                    (300,000)            0.125
        Forfeited                                           0                --
        Expired                                             0                --
                                              ================   ===============
      Outstanding at March 31, 1999                 1,437,241   $         0.219
                                              ================   ===============

      Shares exercisable at March 31, 1997                  0                --
                                              ================   ===============

      Shares exercisable at March 31, 1998            720,000            $0.125
                                              ================   ===============

      Shares exercisable at March 31, 1999            420,000            $0.125
                                              ================   ===============

Exercise prices for options outstanding as of March 31, 1999 range from $0.125 to $0.3135. The following table summarizes information for options outstanding and exercisable at March 3, 1999:

                           Options Outstanding             Options Exercisable
                  ------------------------------------   -----------------------
                                             Weighted
                                  Weight-     Average                    Weight-
                       Stock      Average    Remaining      Stock        Average
  Exercise            Options    Exercise   Contractual    Options      Exercise
   Prices           Outstanding   Price        Life       Exercisable     Price
  ----------------  -----------  --------   -----------   -----------   --------
  $0.1250              420,000    $0.1250          1.9       420,000     $0.1250
  $0.3080 - $0.3135  1,017,241     0.3080          2.8             0          --
                     ----------                            ----------
                     1,437,241                               420,000

In electing to continue to follow APBO No. 25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS No. 123 for stock-based compensation granted since 1996, including if materially different from reported results, disclosure of pro forma net income and earnings per share had compensation expense relating to the fiscal year ended March 31, 1999 and 1998 grants been measured under the fair value recognition provisions of SFAS No. 123.

                   INTERNET INFINITY, INC. AND SUBSIDIARIES
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                                 MARCH 31, 1999



NOTE 13 - STOCK OPTIONS  (CONTINUED)

The weighted-average fair values at date of grant for options granted during the fiscal year ended March 31, 1999 and 1998 were $0.2825 and $0.109, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                                          3/31/1999   3/31/1998
                                                         ----------- -----------
      Expected life in years                                      3           3
      Interest Rate                                             5.0         5.9
      Volatility                                              110.2%      119.3%
      Dividend Yield                                              0%          0%

Because the weighted-average fair values at date of grant for options granted were the same as the market values during the fiscal year ended March 31, 1999 and 1998, the Company's net income and earnings per share will be the same as the pro forma net income and earnings per share. Therefore, the Company's pro forma information had not been presented.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent to the balance sheet date, Apple Media, Inc, which was owned 98% by George Morris, became a subsidiary of L&M Media, Inc., which is also owned 98% by George Morris. Apple Media, Inc. is the major supplier of products to Internet Infinity, Inc. and subsidiaries.

                              BASIS OF PRESENTATION
                                       OF
                          INTERIM FINANCIAL STATEMENTS


The balance sheet as of September 30, 1999, and the statements of operations and cash flows for the periods ended September 30, 1999 and 1998, have not been audited by independent accountants but reflect all adjustments which are in the opinion of management necessary to a fair statement of the results for such periods. The results of operations for the six months ended September 30, 1999, are not necessarily indicative of results to be expected for the year ended March 31, 2000.

                     INTERNET INFINITY, INC.AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                  09-30-99             03-31-99
                                                 (Unaudited)           Audited
                                                 -----------           --------
ASSETS

Current assets:                                  (Unaudited)
Cash                                              $  27,375           $  64,458
Accounts receivable -  net of allowance
  for doubtful accounts of $10,000                  146,541             129,537
Inventories                                          59,918              59,918
Note receivable - related company                    36,526
Net Current    Deferred Tax Asset                    28,414              36,414
                                                  ---------           ---------

        TOTAL CURRENT ASSETS                        262,248             326,853

Due from Related Companies                          101,375
Programming Costs                                     2,983               5,969
Notes receivable                                          0               3,468
Property and Equipment, at cost
        Office Equipment                             16,955              16,955
        Office Furniture                             15,367              15,366
                                                  ---------           ---------
                                                     32,322              32,321
Less Accumulated Depreciation                       (32,322)            (32,321)
                                                  ---------            --------
Net Property & Equipment                                 -                   -
                                                  ---------            --------

        TOTAL NON-CURRENT ASSETS

        TOTAL ASSETS                              $ 366,606           $ 336,290
                                                  =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:                             (Unaudited)
      Notes payable                               $  87,142           $  92,386
      Accounts Payable                               51,840              51,123
      Accrued Payroll                                 4,127               4,127
      Interest Payable                                                    3,190
      Due to Officer                                 71,856              71,856
      Other                                           7,284               2,000
                                                  ---------           ---------

        TOTAL CURRENT LIABILITIES                   222,249             224,682

Long-term Liabilities

    Due to Officer - Non Current                    144,303             144,708
                                                  ---------           ---------

        TOTAL LONG-TERM LIABILITIES                 144,303             144,708
                                                  ---------           ---------

        TOTAL LIABILITES                            366,552             369,390
                                                  ---------           ---------

STOCKHOLDERS' EQUITY:
        Preferred Stock, par value $.001;
          authorized 1,000,000 shares: issued
          and outstanding -0- shares
        Common stock, par value $0.001;
  Authorized 20,000,000 shares; issued and
  Outstanding 10,010,196                             10,010              10,010
Paid-in Capital                                     908,659             909,659
Retained Earnings (Deficit)                        (415,774)           (445,886)
                                                  ---------           ---------

        STOCKHOLDERS' EQUITY                             54             473,783
                                                  ---------          ----------

Unpaid Stock Subscription                          (503,841)           (506,883)
                                                  ---------           ---------

        TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                      $ 366,606           $ 336,290
                                                  =========           =========

                 See accompanying notes to financial statements.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                            Six months ended                 Six months ended
                           September 30, 1999               September 30, 1998

                          Amount                          Amount
                       (Unaudited)      Percent         (Unaudited)      Percent

REVENUE
  Sales (Net)            $620,783        100.0           $583,033          100.0

COST OF SALE              470,483         75.8            395,423           67.8
                         --------        -----           --------          -----

GROSS PROFIT              150,300         24.2            187,610           32.2
                         --------        -----           --------          -----

OPERATING EXPENSES        100,764         16.2            124,443           21.4
                          -------        -----           --------          -----

OPERATING INCOME           49,536          8.0             63,167           10.8
                          -------        -----           --------          -----

OTHER EXPENSES
  Interest Expense         11,424                           4,810
                         --------                        --------
                           11,424          1.8              4,810             .8
                         --------        -----           --------          -----

NET INCOME BEFORE
  INCOME TAXES             38,112          6.2             58,357           10.0
                         --------        -----           --------          -----

Provision for Income
  Taxes Deferred            8,000                              -
                         --------                           -----

NET INCOME               $ 30,112          4.9           $ 58,357           10.0
                         ========        =====           ========          =====

Weighted Average of
  Shares
  Outstanding(1)        11,447,438                       9,259,714
                        ----------                       ---------

Per Share                  $0.003                          $0.006
                           ======                          ======



-------------------------

(1)     Includes stock options

                     INTERNET INFINTY, INC.AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                 Six months ended September 30,
                                                 ------------------------------
                                                    1999                1998
                                                 (Unaudited)        (Unaudited)
                                                 -----------        -----------

CASH FLOWS PROVIDED (USED)BY
  OPERATING ACTIVITIES:
  Net income (loss)                               $  30,112          $  58,357
                                                  ---------          ---------

Adjustments to reconcile net loss to
net cash provided by (used for)
operating activities:
  Amortization of Programming Cost                    2,986
  Provision for doubtful accounts
  Other
Changes in assets and liabilities:
(Increase) decrease in assets:
  Accounts receivable                               (17,004)          (173,365)
  Deferred Tax Asset                                  8,000
  Inventory
  Notes Payable - current                            (5,244)            35,691
  Accounts Payable                                      717            (25,492)
  Interest Payable                                   (3,190)
  Due to Related Companies                           (2,000)             2,000
  Due from Related Companies                         36,526             50,238
  Other Current Liabilities                           7,284
                                                    -------          ---------

NET CASH FLOWS PROVIDED (USED) BY
  0PERATING ACTIVITIES                               58,187             52,271

CASH FLOWS PROVIDED (USED) BY
  INVESTMENT ACTIVITIES                                  --

CASH FLOWS PROVIDED (USED) BY
  FINANCING ACTIVITIES
        Unpaid Stock Subscription                     3,042
        Capital Contributed                                             25,000
        Due to Officer                                 (405)
        Due from Related Companies                  (97,907)

NET CASH PROVIDED (USED) BY
  FINANCING ACTIVITIES                              (95,270)            25,000

NET INCREASE (DECREASE) IN CASH                     (37,083)           (37,083)
Cash:  Beginning of the year                         64,458             10,610
                                                   --------            -------
                                                   $ 27,375           $(16,961)
                                                   ========           ========
ADDITIONAL DISCLOSURES
        Interest Paid                               $ 6,380
                                                    =======
        Taxes Paid                                  $   800            $   800
                                                    =======            =======

                        See notes to financial statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999



NOTE 1 - ORGANIZATION AND PRESENTATION

Organization

Internet Infinity, Inc. (III) was incorporated in the State of Delaware on October 27, 1995. On April 1, 1998, Morris and Associates, Inc., (M&A) was incorporated in California. Morris and Associates Inc. (formerly a division of Internet Infinity, Inc.) is owned 100% by III. M&A is licensed to distribute special interest video programming to educational and consumer distributors for health and medical titles, computer software training including Microsoft Windows and Explorer, internet information, golf, sports, home and garden titles.

On April 1, 1998, Electronic Media Central Corporation (EMC) was incorporated in California. Electronic Media Central Corporation (formerly a division of III) is owned 100% by III. EMC is engaged in the sale of blank electronic media such as video tapes and the duplication, replication and packaging of DVD's, CD's, video tapes and audio tapes.

The Company has registered the web address: www.ib2b.com for its new eCommerce trade center. The new "ib2b.com" site will offer a variety of productivity increasing products and services for business. The site will support both distributors and manufacturers offering services in a cooperative marketing eCommerce environment.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Internet Infinity, Inc. and its wholly owned subsidiaries, Morris & Associates, Inc. and Electronic Media Central Corporation. All significant inter-company transactions and balances have been eliminated in the consolidation.

Inventory

The Company's inventory (all on the books of Morris & Associates), consists of the following:

        Duplicated tapes and display boxes         $  59,918

Depreciation

The Company's equipment and furniture are carried at cost. Depreciation is provided over the estimated useful lives of the assets, which are fully depreciated.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, bank balances and short-term investments with a maturity of three months or less.

Deferred Income Tax Accounts

Deferred tax provisions/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet. The liability method (FASB
109) is used to account for these temporary differences.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Year 2000 Compliance

Management does not believe any material year 2000 problems with the Company's vendors, service providers, or other third parties will affect the Company's financial information. However, this has not yet been verified.

NOTE 3 - SUBSCRIPTION AND ROYALTY AGREEMENTS

The Company has royalty agreements with two separate related entities. In July 1997, the Company entered into an agreement with L&M Media, Inc. for the rights to market pre-recorded health and medical programs. The agreement specifies that the Company shall pay a 15% royalty to L&M Media, Inc. on gross sales for all of these programs sold between April 1, 1998 and March 31, 2001. In consideration for these rights, the Company entered into a stock subscription agreement for 2,267,857 shares of common stock, with a trading value of $375,000. Royalties earned will go toward the reduction of the stock subscription obligation. George Morris, President of Internet Infinity, Inc. owns 98% of the stock of L&M Media, Inc.

In January 1999 the Company entered into an agreement with Apple Realty, Inc. (DBA Hollywood Riviera Studios) for the rights to market pre-recorded personal and sales development multimedia success programs. The agreement specifies that the Company shall pay a 20% royalty to Apple Realty, Inc. on gross sales for all of these programs sold between April 1, 1999 and March 31, 2001. In consideration for these rights, the Company entered into a stock subscription agreement for 517,241 shares of common stock, with a trading value of $150,000. In addition the Company issued 517,241 options at a market price of $.3135 per share (See Note 13). Royalties earned will go toward the reduction of the stock subscription obligation. George Morris owns 100% of the stock of Apple Realty, Inc.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 3 - SUBSCRIPTION AND ROYALTY AGREEMENTS (CONTINUED)

Currently, the royalty agreement amounts of $375,000 and $150,000, less the royalties earned of $18,117 (total $506,883) are shown in the equity section as unpaid subscription receivable.

In addition, the Company has a non-exclusive distribution license from L&M Media Inc. for approximately 200 special interest video programs for which it has not prepaid any royalties. Royalties owed to L&M Media Inc. from the sales of any special interest programs are applied to the prepaid royalties associated with the health and medical and the sales development training programs.


NOTE 4 - PROGRAMMING COSTS

Programming costs, consisting of video production and editing, are capitalized and amortized over three years. Accumulated amortization was $14,924 at September 30, 1999.


NOTE 5 - NOTES PAYABLE

The Company has nine notes payable with various unrelated individuals, totaling $92,386. The notes are due upon 90 days written notice from the individuals. The notes are unsecured, with interest ranging from 6% to 12% payable quarterly. The notes have been outstanding since 1990.


NOTE 6 - RELATED COMPANY TRANSACTIONS

 Note receivable from L&M Media, Inc.,
   payable at $36,526 per year, plus
   interest at 6% per annum.  The first
   payment is due    March 31, 2000.
   L&M Media, Inc. is 98% owned by
   George Morris, President of Internet
   Infinity, Inc.                                                     $ 39,994
                         Less current portion                           36,526
                                                                      --------
                         Long-term portion                           $   3,468
                                                                     =========

 Loan payable to Morris Financial, without interest.
   Loan was paid subsequent to year end.  Morris
   Financial is owned 100% by George Morris.                        $  (2,000)
                                                                    =========

There is no interest expense on the above notes for the years ended March 31, 1999 or 1998.

L&M Media, Inc. owns 45.3% of the outstanding stock of Internet Infinity, Inc.

The above note receivable from L&M Media, Inc.  for $39,994 is secured by George
Morris, President  of the Company.   Mr. Morris is using the notes due to him by
Internet  Infinity,  Inc.  (see Note 7) as the collateral.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 6 - RELATED COMPANY TRANSACTIONS (CONTINUED)

The Company utilizes office space, telephone and utilities provided by Apple Media corporation at no charge. An estimate of the monthly values of the services are as follows:

                                              Total       Internet Infinity Inc.
                                            ----------    ----------------------

                       Rent                  $  2,620          $     400
                       Telephone                  500                400
                       Utilities                1,000                100
                                                               ---------
                                                               $     900
                                                               =========

The annual charge of $10,800 for 1999 was credited against paid in capital.


NOTE 7 - DUE TO OFFICER

 Unsecured note payable to George Morris,
   with simple interest at 12% per annum
   beginning March 31, 1999.  Note is due
   and payable on May 1, 2001 see Note 7)                             $144,708

  Two unsecured notes payable to George Morris,
   due on demand with 90 days notice, with
   interest at 6% per annum.                                            71,856
                                                                      --------

                                                                       216,564
                         Less current portion                           71,856
                                                                      --------

                         Long-term portion                            $144,708
                                                                      ========

Maturities of due to officer are as follows:

                                    For Year Ended
                                        March 31,
                                    --------------


                                         2000                         $ 71,856

                                         2001                          144,708
                                                                      --------

                                                                      $216,564
                                                                      ========

Interest charged to expense for the year ended March 31, 1999 on the above notes was $8,680.


NOTE 8 - CONCENTRATION OF CREDIT RISK

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of businesses comprising the Company's geographically dispersed customer base.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 9 - DEFERRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheet include the following amounts of deferred tax assets and liabilities:

        Deferred tax asset - current                                  $  28,814
        Deferred tax liability - current                                     --
                                                                      ---------

        Net asset - current                                           $  28,814
                                                                      =========

        Deferred tax asset - non-current                              $ 190,210
        Deferred tax liability - non-current                                 --
        Less valuation allowance                                       (190,210)
                                                                      ---------

        Net asset - non current                                       $       0
                                                                      =========

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax asset which may not be realized. The valuation allowance increased by $199,210.


NOTE 10 - (PROVISION) BENEFIT FOR INCOME TAXES

The components of the provision benefit for income taxes are as follows:

                                                            1999        1998
                                                          -------      ------
        Deferred (Provision) Benefit
          Federal                                         $5,200       $   0
          State                                            1,300           0
                                                          -------      ------
                                                          $6,500       $   0
                                                          ======       ======

The Company has a net operating loss carryforward of $473,000 for tax purposes. For federal income tax purposes, the net operating loss carryforwards expire through 2018.


NOTE 11 - NET (INCOME) PER SHARE

Net income per share for the interim period ended September 30, 1999 and 1998 is based on the weighted average of shares outstanding which were 11,447,408 shares and 9,295,714 shares, respectively. Stock options have been considered in the calculation of income per share.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 12 - STOCK OPTIONS

For the years ended March 31, 1999 and 1998, the Company granted 1,017,241 and 400,000 shares to various individuals at the average exercise price of $.19 and $.125, including its officers who received 450,000 and 310,000, respectively.

Of the 1,017,241 options granted in the fiscal year ending March 31, 1999, the Company granted 517,241 options to an affiliate entity, in conjunction with the stock issued (see Note 3).

On February 25, 1999, the President and the CEO exercised 300,000 options, which were granted in 1997, reducing the outstanding options for March 31, 1997 to 20,000. As of March 31, 1999, and September
 30, 1999, the following options have not been exercised:

                                         Exercise      Exercisable   Expiration
           Options       Date Granted      Price          Date          Date
        ------------------------------------------------------------------------

            20,000        3/31/1997      $   .125       4/01/1998     3/31/2000
           400,000        3/31/1998          .125       4/01/1999     3/31/2001
         1,017,241        3/31/1999          .190       4/01/2000     3/31/2002
         ---------

         1,437,241
         =========

NOTE 13 - MAJOR SUPPLIER

Apple Media, Inc. is a wholly owned subsidiary of L&M Media, Inc., which is owned 98% by George Morris. Apple Media, Inc. is the major supplier of products to Internet Infinity, Inc. and subsidiaries.